4Q23

Itaú Unibanco Holding S.A.

Risk and Capital Management - Pillar 3

Fourth Quarter of 2023

Objective

This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Resolution BCB nº 54 and subsequent amendments, which addresses the disclosure of information on risks and capital management, the comparison between accounting and prudential information, the liquidity and market risk indicators, the calculation of risk-weighted assets (RWA), the calculation of the Total Capital ("Patrimônio de Referência" - PR), and the compensation of management members. [1]

The referred Resolution brought several amendments in the disclosure format of the Pillar 3 information, besides changes in the scope and frequency of the information disclosed. All these amendments, implemented by the Central Bank, aim the convergence of the Brazilian financial regulation to the recommendations of the Basel Committee, seeking to harmonize the information disclosed by financial institutions at an international level, and taking into account the structural conditions of the Brazilian economy.

The disclosure policy of the Risk and Capital Management Report presents the guidelines and responsibilities of the areas involved in its preparation, as well as the description of the information that must be disclosed and the integrity endorsement and approval governance, as established by the article 56 of the Resolution nº. 4,557.

Key indicators

Itaú Unibanco's risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on December 31, 2023, are summarized below.

Common Equity Tier I Ratio	Tier I Ratio	Total Capital Ratio
13.7%	15.2%	17.0%
September 30, 2023 *13.1%*	September 30, 2023 *14.6%*	September 30, 2023 *16.3%*

Common Equity Tier I	Tier I	Total Capital
In R$ million	In R$ million	In R$ million
R$ 166,389	R$ 185,141	R$ 206,862
September 30, 2023 *R$ 159,227*	September 30, 2023 *R$ 177,795*	September 30, 2023 *R$ 197,653*

RWA
In R$ million
R$ 1,215,019
September 30, 2023 *R$ 1,214,849*


14,6%
1,5%
13,1%
0,51%
0,16%
-0,09%
15,2%
1,5%
13,7%
Tier I
Sep-23
Net Income in the quarter,Dividends and Interest on Own Capital
Prudential and Equity adjustments
Risk-Weighted Assets[1]
Tier I
Dec-23
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period.

[1] Compensation of management members data is reported annually.

Prudential Metrics and Risk Management

Itaú Unibanco invests in robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

The key prudential metrics related to regulatory capital and information on the bank's integrated risk management are presented below.

KM1: Key metrics at consolidated level

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

On December 31, 2023, the Total Capital (PR) reached R$ 206,862 million, R$ 185,141 million of Tier I and R$ 21,721 million of Tier II.

R$ million	12/31/2023	09/30/2023	06/30/2023	03/31/2023	12/31/2022
Available capital (amounts)					
Common Equity Tier 1 (CET1)	166,389	159,227	155,372	150,873	147,781
Tier 1	185,141	177,795	173,670	169,787	166,868
Total capital	206,862	197,653	192,828	188,752	185,415
Excess of capital committed to ajusted permanent assets	0	0	0	0	0
Total capital detached	0	0	0	0	0
Risk-weighted assets (amounts)					
Total risk-weighted assets (RWA)	1,215,019	1,214,849	1,274,840	1,260,433	1,238,582
Risk-based capital ratios as a percentage of RWA					
Common Equity Tier 1 ratio (%)	13.7%	13.1%	12.2%	12.0%	11.9%
Tier 1 ratio (%)	15.2%	14.6%	13.6%	13.5%	13.5%
Total capital ratio (%)	17.0%	16.3%	15.1%	15.0%	15.0%
Additional CET1 buffer requirements as a percentage of RWA					
Capital conservation buffer requirement (%)	2.5%	2.5%	2.5%	2.5%	2.5%
Countercyclical buffer requirement (%) [1]	0,0%	0,0%	0,0%	0,0%	0,0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%	1.0%	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%) [2]	3.5%	3.5%	3.5%	3.5%	3.5%
CET1 available after meeting the bank's minimum capital requirements (%)	5.5%	4.7%	3.6%	3.5%	3.4%
Basel III leverage ratio					
Total Basel III leverage ratio exposure measure	2,488,099	2,467,645	2,382,727	2,351,498	2,322,443
Basel III leverage ratio (%)	7.4%	7.2%	7.3%	7.2%	7.2%
Liquidity Coverage Ratio					
Total high-quality liquid assets (HQLA)	371,763	368,698	355,222	331,477	325,269
Total net cash outflow	193,779	196,347	197,692	204,549	197,797
LCR (%)	191.8%	187.8%	179.7%	162.1%	164.4%
Net Stable Funding Ratio					
Total available stable funding	1,246,214	1,223,999	1,216,666	1,203,787	1,151,750
Total required stable funding	982,376	961,883	951,168	933,834	922,395
NSFR (%)	126.9%	127.3%	127.9%	128.9%	124.9%

1) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (BACEN Communication No. 40,936/23), and currently is set to zero. Should the requirement increase, the new percentage takes effect twelve months after the announcement.
2) The BACEN rules establish Capital Buffers, that corresponds to the sum of the Conservation, Contracyclical and Systemic requirements, as defined in CMN Resolution 4,958.

The Total Capital Ratio reached 17.0% at 12/31/2023, an increase of 0.7 p.p. when compared to 09/30/2023 due to the result for the period.

In November/2023, Itaú Unibanco Holding issued R$ 700 million in Subordinated Financial Notes, which have a repurchase option as from 2028. These Subordinated Notes are authorized to compose Itaú Unibanco's Tier 1 Capital, with an estimated increase of 6 basis points in its Tier 1 Capital Ratio.

In December/2023, Itaú Unibanco Holding issued R$ 1.5 billion in Subordinated Financial Notes, maturing in January/2034. These Subordinated Notes contributed to Tier 2 Capital, with an estimated increase of 12 basis points.

Besides, Itaú Unibanco has a R$ 109,660 million capital excess in relation to its minimum required Total Capital. It corresponds to 9.0 p.p. above the minimum requirement (8%) and higher than the Capital Buffer requirement of 3.5% (R$ 42,526 million). Considering the Capital Buffers, the capital excess would be 5.5 p.p.

The fixed assets ratio shows the commitment percentage of adjusted Total Capital with the adjusted permanent assets. Itaú Unibanco falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. On December 31, 2023, fixed assets ratio reached 21.5%, showing a surplus of R$ 58,879 million.

OVA – Bank risk management approach

Scope and main characteristics of risk management

To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco invests in robust risk management processes, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution's global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco's management through the processes of analysis and monitoring of capital and risk.

The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by Itaú Unibanco's employees in their daily routines are as follows:

- Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution;

- Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees to manage and mitigate risks consciously, respecting the ethic way of doing business. The risk culture is described in the item "Risk Culture";

- Risk Pricing: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios;

- Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions;

- Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services;

- Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution's reputation.

Since August, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO's roles, responsibilities and independence requirements.

Risk and Capital Governance

The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the Risk and Capital Management Committee (CGRC) provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco's Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC.

Additionally, the Itaú Unibanco Holding has corporate bodies that perform delegated duties in the risk and capital management, under the responsibility of the CRO (Chief Risk Officer).

To support this structure, the Risk Area is structured with specialized departments. The objective is to provide independent and centralized management of the institution's risks and capital, and to ensure the accordance with the established rules and procedures.

Itaú Unibanco's risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market's best practices, including governance for identifying emerging risks, which are those with medium and long-term impact potentially material about the business.

Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

- in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks;

- in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco's risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco's exposure, to ensure correct and timely corporate decisions;

- in the third line of defense, internal audit provides an independent assessment of the institution's activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators' minimum capital and risk management requirements.

Risk Culture

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen a culture that values and encourages conscious risk taking, discussions and actions on the institution's risks, and each and everyone's responsibility for risk management.

Besides the risk management policies, procedures and processes, the institution has as a central element of its Corporate Culture the message "Ethics is non-negotiable". Behavioral guidelines, also described in this culture, reinforce and strengthen the Conglomerate's risk management behavior by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of the situation.

Risk Appetite

Itaú Unibanco has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution's business strategy. The bank's risk appetite is grounded on the following declaration of the Board of Directors:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this declaration, the bank established six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

- Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the bank's capital ratios, in usual or stress situations, and the institution's debt issue ratings.

- Liquidity: establishes that the institution's liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

- Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank's portfolios, aiming at low volatility of results and business sustainability.

- Operational risk: focuses on controlling operational risk events that may adversely impact the bank's business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

- Reputation: deals with risks that may impact brand value and the institution's reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by observation of the institution's conduct.

- Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank's strategy.

Stress Testing

The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short- and long- term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

Recovery Plan

In response to the latest international crises, the Central Bank issued the Resolution No. 4,502, which requires the development of a Recovery Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System.

Itaú Unibanco has a Recovery Plan that contemplates the entire Conglomerate, including foreign subsidiaries, and contains the description of the following items:

I. Critical functions rendered by Itaú Unibanco to the market, activities that, if abruptly interrupted, could impact the National Financial System (SFN) and the functioning of the real economy;

II. Institution's essential services: activities, operations or services which discontinuity could compromise the bank's viability;

III. Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery Plan;

IV. Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity;

V. Recovery strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy;

VI. Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders;

VII. Governance mechanisms necessary for the coordination and execution of the Recovery Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco.

This plan is reviewed annually and is subjected to the approval of the Board of Directors.

With this practice, Itaú Unibanco has been able to continuously demonstrate, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates.

Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes.

Capital Adequacy Assessment

For its capital adequacy assessment process, the annual Itaú Unibanco's procedure is as follows:

- Identification of material risks and assessment of the need for additional capital;
- Preparation of the capital plan, both in normality and stress situations;
- Internal assessment of capital adequacy;
- Structuring of capital contingency and recovery plans;
- Preparation of management and regulatory reports.

By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,907.

The result of the last ICAAP, which includes stress tests – dated as of December 2022 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position.

Capital Adequacy

Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness and the availability of Itaú Unibanco's capital to support business growth, the Total Capital levels were maintained above the minimum requirements.

OV1 – Overview of risk-weighted assets (RWA)

According to CMN Resolution 4,958 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using stardardized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

R$ million	RWA 12/31/2023	RWA 09/30/2023	Minimum capital requirements 12/31/2023
Credit risk (excluding counterparty credit risk)	976,915	968,602	78,153
Of which: standardised approach for credit risk	924,518	913,042	73,961
Of which: foundation internal rating-based approach (F-IRB)	-	-	-
Of which: advanced internal rating-based approach (A-IRB)	52,397	55,560	4,192
Counterparty credit risk (CCR)	30,804	33,541	2,465
Of which: standardised approach for counterparty credit risk (SA-CCR)	22,259	25,073	1,781
Of which: Current Exposure Method approach (CEM)	-		-
Of which: other CCR	8,545	8,468	684
Equity investments in funds - look-through approach	5,871	6,076	470
Equity investments in funds - mandate-based approach	-	-	-
Equity investments in funds - fall-back approach	1,543	2,234	123
Securitisation exposures in banking book	4,141	3,712	331
Market risk	**43,179**	**46,589**	**3,454**
Of which: standardised approach	52,299	56,438	4,184
Of which: internal models approach (IMA)	18,871	22,405	1,509
Operational risk	**103,094**	**103,094**	**8,248**
Payment Services risk (RWA_{SP})	NA	NA	NA
Amounts below the thresholds for deduction	49,472	51,001	3,958
Total	**1,215,019**	**1,214,849**	**97,202**

Increase of R$ 170 million due to the growth of the portfolio attenuated by the exchange rate variation in the period.

Links between financial statements and regulatory exposures

LIA: Explanations of differences between accounting and regulatory exposure amounts

The main difference between the accounting carrying value and the amounts considered for regulatory purposes is the non-consolidation of non-financial companies (especially Insurance, Pension Plan and Capitalization companies) in the regulatory consolidated, a difference that also impacts the elimination of related parties transactions.

Within the regulatory scope, the procedures for assessing the need for prudent valuation adjustments (PVAs) arising from the pricing of financial instruments, as well as the description of the systems and controls used to ensure its reliability are described below.

The pricing methodology for the financial instruments subject to Resolution No. 4,277, of October 31st, 2013, conducted by an independent area from the business areas, considers, in addition to benchmarks, the risks listed in the closeout uncertainty, market concentration, early termination, model risk, investing and funding costs, unearned credit spread and others.

The fair value measurement at Itaú Unibanco follows the principles enclosed in the main regulatory bodies, such as CVM and BACEN. The institution follows the best practices in terms of pricing policies, procedures and methodologies and is committed to secure the pricing of financial instruments in its balance sheet with prices quoted and disclosed by the market, and in the impossibility of doing so, expends its best efforts to estimate which would be the fair price at which financial assets would be effectively traded, maximizing the use of relevant observable data and, under specific conditions, these instruments can be valued on a model basis. In all of these situations, the organization has control over its pricing methods and model risk management.

The process of independent price verification (IPV) follows the guidelines included in Resolution No. 4,277, with daily verification of prices and market inputs, which is performed by a team independent from the pricing team. This process is also subject to an independent evaluation by the internal control, internal audit and external audit teams.

The institution has a hybrid model for assessing the need for prudent valuation adjustments with two components. The first component is a timely assessment model that assesses new products, operations and risk factors traded and verifies the compliance and liability with any components of the existing prudent valuation adjustments. The second is a periodic assessment that aims to analyze the existing prudent valuation adjustments in relation to adequate pricing. The process and methodology are evaluated periodically and independently by internal controls and internal audit.

In the line *Other Differences* of the table LI2, are reported the transactions subject to credit risk and counterparty credit risk, which are not accounted for in the balance sheet or in the off-balance sheet amounts.

LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories

R$ million, at the end of the period							12/31/2023
			Carrying values of items:				
	Carrying values as reported in published financial statements	Carrying values under scope of regulatory consolidation	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets							
Current assets and Long-term receivables	2,656,713	2,354,037	1,862,408	418,047	18,575	409,273	55,007
Cash	32,001	31,954	31,954	-	-	6,290	-
Interbank investments	286,980	283,430	50,990	232,440	-	10,179	-
Securities and derivative financial instruments	984,279	703,023	626,844	55,974	18,575	158,605	1,630
Interbank accounts	229,052	229,047	215,576	-	-	-	13,471
Interbranch accounts	55	55	55	-	-	-	-
Loan, lease and other credit operations	855,343	846,954	814,142	-	-	96,369	32,812
Other receivables	263,428	254,505	117,778	129,633	-	137,830	7,094
Deferred tax assets	63,509	61,688	54,659	-	-	-	7,029
Sundry	199,919	192,817	63,119	129,633	-	137,830	65
Other assets	5,575	5,069	5,069	-	-	-	-
Permanent assets	39,809	62,910	44,928	-	-	-	17,982
Investments	13,180	36,759	36,021	-	-	-	738
Real estate	9,023	8,533	8,533	-	-	-	-
Real estate by lease	-	312	312	-	-	-	-
Goodwill and Intangible assets	17,606	17,306	62	-	-	-	17,244
Total assets	**2,696,522**	**2,416,947**	**1,907,336**	**418,047**	**18,575**	**409,273**	**72,989**
Liabilities							
Current and Long-term Liabilities	2,507,587	2,227,011	-	365,331	-	277,922	1,861,680
Deposits	951,352	963,713	-	-	-	55,392	963,713
Deposits received under securities repurchase agreements	389,311	389,426	-	345,631	-	12	43,795
Funds from acceptances and issuance of securities	301,635	301,635	-	-	-	36,504	301,635
Interbank accounts	86,553	86,554	-	-	-	-	86,554
Interbranch accounts	9,551	9,554	-	-	-	371	9,554
Borrowings and onlending	99,788	99,788	-	-	-	9,411	99,788
Derivative financial instruments	53,495	53,492	-	19,700	-	9,522	33,792
Technical provision for insurance, pension plan and capitalization	274,994	-	-	-	-	-	-
Provisions	17,110	16,891	-	-	-	-	16,891
Allowance for financial guarantees provided and loan commitments	3,361	3,361	-	-	-	-	3,361
Other liabilities	320,437	302,597	-	-	-	166,710	302,597
Deferred tax liabilities	6,267	5,778	-	-	-	-	5,778
Sundry	314,170	296,819	-	-	-	166,710	296,819
Total liabilities	**2,507,587**	**2,227,011**	**-**	**365,331**	**-**	**277,922**	**1,861,680**

LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements

R$ million					12/31/2023
		Carrying values of items:			
	Total	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework
Asset carrying value amount under scope of regulatory consolidation	2,343,958	1,907,336	418,047	18,575	409,273
Liabilities carrying value amount under regulatory scope of consolidation	365,331	-	365,331	-	277,922
Total net amount under regulatory scope of consolidation	1,978,627	1,907,336	52,716	18,575	131,351
Off-balance sheet amounts	204,541	147,066	57,475	-	-
Differences in valuations	-	-	-	-	-
Other differences	108,045	(9,919)	117,964	-	-
Exposure amounts considered for regulatory purposes	2,291,213	2,044,483	228,155	18,575	131,351

PV1: Prudent valuation adjustments (PVA)

In R$ million								12/31/2023
	Equity	Interest rates	FX	Credit	Commodities	Total	Of which: In the trading book	Of which: In the banking book
Closeout uncertainty, of which:	-	-	-	26	-	**26**	-	26
Closeout cost	-	-	-	*25*	-	**25**	-	*25*
Concentration	-	-	-	*1*	-	**1**	-	*1*
Early termination	-	30	-	31	-	**61**	1	60
Model risk	16	12	-	102	-	**130**	18	112
Operational risk	-	-	-	-	-	-	-	-
Investing and funding costs	-	-	-	-	-	-	-	-
Unearned credit spreads	-	-	-	-	-	-	-	-
Future administrative costs	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Total adjustment	**16**	**42**	**-**	**159**	**-**	**217**	**19**	**198**

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the associate institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A..

Associate institutions that comprise the financial statements and the Prudential Conglomerate [2]	Country [1]	% Equity share on capital
A1 Hedge Orange Master Fundo de Investimento Multimercado	Brazil	100.00%
Aj Titulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
Banco Investcred Unibanco S.A.	Brazil	50.00%
Banco Itaú (Suisse) S.A.	Switzerland	100.00%
Banco Itaú BBA S.A.	Brazil	100.00%
Banco Itaú Chile	Chile	67.42%
Banco Itaú Consignado S.A.	Brazil	100.00%
Banco Itaú International	United States	100.00%
Banco Itaú Paraguay S.A.	Paraguay	100.00%
Banco Itaú Uruguay S.A.	Uruguay	100.00%
Banco Itaú Veiculos S.A.	Brazil	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	100.00%
Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios	Brazil	94.91%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	100.00%
FIDC B2cycle NPL	Brazil	100.00%
FIDC Cloudw Akira I	Brazil	96.94%
FIDC Orange NP	Brazil	100.00%
FIDC Sumup Solo	Brazil	94.08%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fundo A1 Hedge Orange Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
Fundo De Invest Dir Creditórios Não Padron NPL II	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios IA	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Soul	Brazil	91.66%
Fundo em Direitos Creditórios Cielo Emissores I	Brazil	88.38%
Fundo Fortaleza de Investimento Imobiliário	Brazil	100.00%
Fundo Kinea Ações	Brazil	99.80%
Fundo Kinea Ventures	Brazil	100.00%
Hipercard Banco Múltiplo S.A.	Brazil	100.00%
Ideal Corretora de Títulos e Valores Mobiliarios S.A.	Brazil	50.10%
Ideal Holding Financeira S.A.	Brazil	50.10%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	100.00%
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Brazil	100.00%
Itaú (Panamá) S.A.	Panama	67.05%
Itaú Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Administradora de Fondos de Inversión S.A	Uruguay	100.00%
Itaú Bank & Trust Bahamas Ltd.	Bahamas	100.00%
Itaú Bank & Trust Cayman Ltd.	Cayman Islands	100.00%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú BBA Europe S.A.	Portugal	100.00%
Itaú BBA International Plc.	United Kingdom	100.00%
Itaú BBA Trading S.A.	Brazil	100.00%
Itaú BBA Trading S.A. - Sucursal Uruguay	Uruguay	100.00%
Itaú BBA USA Securities Inc.	United States	100.00%

1) The institutions operate in their respective countries of origin.
2) Banco Itaú Argentina S.A. was part of ITAÚ UNIBANCO HOLDING CONSOLIDATED until 07/31/2023.

Associate institutions that comprise the financial statements and the Prudential Conglomerate. [2]	Country[1]	% Equity share on capital
Itaú Chile New York Branch.	United States	67.42%
Itaú Cia. Securitizadora de Créditos Financeiros	Brazil	100.00%
Itaú Colombia S.A	Colombia	67.05%
Itaú Comisionista de Bolsa Colombia S.A.	Colombia	67.06%
Itaú Corredores de Bolsa Limitada	Chile	67.42%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	100.00%
Itaú EU Lux-Itaú Latin America Equity Fund	Luxembourg	95.04%
Itaú Fiduciaria Colombia S.A. Sociedad Fiduciaria	Colombia	67.04%
Itaú International Securities Inc.	United States	100.00%
Itaú Invest Casa de Bolsa S.A.	Paraguay	100.00%
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	Brazil	100.00%
Itaú OT Títulos Públicos Renda Fixa Referenciado DI Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	0.05%
Itaú Unibanco Holding S.A.	Brazil	100.00%
Itaú Unibanco Holding S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Unibanco S.A., Miami Branch	United States	100.00%
Itaú Unibanco S.A., Nassau Branch	Bahamas	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Brazil	100.00%
ITB Holding Ltd.	Cayman Islands	100.00%
Kinea Ações Fundo de Investimento em Ações	Brazil	100.00%
Kinea CO-investimento Fundo de Investimento Imobiliario	Brazil	99.96%
Kinea Equity Infra I Feeder Institucional I Fip Multiestratégia	Brazil	100.00%
Kinea Equity Infra I Warehouse Feeder MM Ficfi CP	Brazil	100.00%
Kinea I Private Equity FIP Multiestrategia	Brazil	99.64%
Kinea Juros e Moeda CDI Institucional Fundo de Investimento em Cotas de Fundo de Investimentos Multimercado	Brazil	99.64%
Kinea Juros e Moeda Ipca Institucional Fundo de Investimento Em Cotas de Fundo de Investimentos Multimercado	Brazil	99.64%
Kinea KP Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Kinea Nepal FIF - Classe de Investimento Em Cotas Multimercado Crédito Privado Responsabilidade Limitada	Brazil	100.00%
Kinea Nepal FIF Multimercado Crédito Privado - Responsabilidade Limitada	Brazil	100.00%
Kinea RF CP Institucional	Brazil	100.00%
Licania Fund Limited	Cayman Islands	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Brazil	50.00%
Microinvest S.A. Soc. de Crédito a Microempreendedor	Brazil	100.00%
OCA Dinero Electrónico S.A.	Uruguay	100.00%
OCA S.A.	Uruguay	100.00%
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	100.00%
Pont Sociedad Anónima	Paraguay	100.00%
Redecard Instituição de Pagamento S.A.	Brazil	100.00%
Redecard Sociedade de Crédito Direto S.A	Brazil	100.00%
Resonet S.A.	Uruguay	56.00%
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	100.00%
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	Brazil	100.00%

1) The institutions operate in their respective countries of origin.
2) Banco Itaú Argentina S.A. was part of ITAÚ UNIBANCO HOLDING CONSOLIDATED until 07/31/2023.

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the associate institutions that comprise only the financial statements.

Associate institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
Albarus S.A.	Paraguay	100.00%
Ank Platform S.A.	Argentina	100.00%
Beta Correspondente e Tecnologia LTDA	Brazil	100.00%
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
CGB II SPA	Chile	100.00%
CGB III SPA	Chile	100.00%
Cia. Itaú de Capitalização	Brazil	100.00%
Estrel Serviços Administrativos S.A.	Brazil	100.00%
FC Recovery S.A.U.	Argentina	100.00%
FIC Promotora de Vendas Ltda.	Brazil	100.00%
iCarros Ltda.	Brazil	100.00%
IGA Participações S.A.	Brazil	100.00%
Investimentos Bemge S.A.	Brazil	86.81%
Itaú Administradora General de Fondos S.A.	Chile	67.42%
Itaú Asesorías Financieras Limitada	Chile	67.42%
Itaú Asia Limited	Hong Kong	100.00%
Itaú Asset Management Administradora de Fondos Patrimoniales de Inversión S.A.	Paraguay	100.00%
Itaú Bahamas Directors Ltd.	Bahamas	100.00%
Itaú Bahamas Nominees Ltd.	Bahamas	100.00%
Itaú BBA Assessoria Financeira S.A.	Brazil	100.00%
Itaú BBA International (Cayman) Ltd.	Cayman Islands	100.00%
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile	100.00%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	100.00%
Itaú Corredor de Seguros Colombia S.A.	Colombia	67.41%
Itaú Corredores de Seguros S.A.	Chile	67.42%
Itaú Corretora de Seguros S.A.	Brazil	100.00%
Itaú Holding Colombia S.A.S.	Colombia	67.42%
Itaú Institucional Renda Fixa Fundo de Investimento	Brazil	100.00%
Itaú International Holding Limited	United Kingdom	100.00%
Itaú Rent Administração e Participações Ltda.	Brazil	100.00%
Itaú Seguros Paraguay S.A.	Paraguay	100.00%
Itaú Seguros S.A.	Brazil	100.00%
Itaú Unibanco Asset Management Ltda.	Brazil	100.00%
Itau Unibanco Comercializadora de Energia Ltda.	Brazil	100.00%
Itaú USA Asset Management Inc.	United States	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itauseg Participações S.A.	Brazil	100.00%
Itauseg Saúde S.A.	Brazil	100.00%
ITB Holding Brasil Participações Ltda.	Brazil	100.00%
Itub S.A.	Uruguay	100.00%
IU Corretora de Seguros Ltda.	Brazil	100.00%
IUPP S.A.	Brazil	100.00%
Karen International Limited	Bahamas	100.00%
Kinea Investimentos Ltda.	Brazil	80.00%
Maxipago Serviços de Internet Ltda.	Brazil	100.00%
Mundostar S.A.	Uruguay	100.00%
PR Curitiba Mariano Torres Ltda.	Brazil	100.00%
Proserv - Promociones y Servicios, S.A. de C.V.	Mexico	100.00%
Provar Negócios de Varejo Ltda.	Brazil	100.00%
Recaudaciones y Cobranzas Limitada	Chile	67.42%
Recovery do Brasil Consultoria S.A.	Brazil	100.00%
RJ Niteroi Icarai Ltda.	Brazil	100.00%
RT Alm 5 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Alm Soberano 2 Fundo de Investimento Renda Fixa	Brazil	100.00%

1) The institutions operate in their respective countries of origin.

Associate institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
RT Defiant Multimercado - Fundo de Investimento	Brazil	100.00%
RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
RT Multigestor 4 Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
RT Nation Renda Fixa - Fundo de Investimento	Brazil	100.00%
RT Valiant Renda Fixa - Fundo de Investimento	Brazil	100.00%
SAGA II SPA	Chile	100.00%
SAGA III SPA	Chile	100.00%
SP Alameda Franca LTDA [2]	Brazil	100.00%
SP Amadeu Amaral Ltda.	Brazil	100.00%
SP Antonia Queiroz Ltda	Brazil	100.00%
SP Augusta Ltda	Brazil	100.00%
SP Av Juscelino Kubitschek Ltda	Brazil	100.00%
SP Av Morumbi Ltda	Brazil	100.00%
SP Av. Jabaquara Ltda.	Brazil	100.00%
SP Av. Rangel Pestana Ltda.	Brazil	100.00%
SP Bairro Moema Ltda.	Brazil	100.00%
SP Bairro Sumarezinho Ltda	Brazil	100.00%
SP Bairro Vila Guilherme Ltda.	Brazil	100.00%
SP Brooklin Rua Santo Amaro Ltda	Brazil	100.00%
SP Butanta Ltda	Brazil	100.00%
SP CEAGESP Ltda	Brazil	100.00%
SP Clelia Ltda	Brazil	100.00%
SP Eusebio Matoso Ltda	Brazil	100.00%
SP Itaberaba Ltda	Brazil	100.00%
SP Maracatins Ltda	Brazil	100.00%
SP Nova JK Ltda	Brazil	100.00%
SP Padre João Manuel Ltda.	Brazil	100.00%
SP Pássaros e Flores Ltda.	Brazil	100.00%
SP Rua Da Consolacao Ltda	Brazil	100.00%
SP Rua Das Palmeiras Ltda.	Brazil	100.00%
SP Santos Embare Ltda.	Brazil	100.00%
SP Santos Jose Menino Ltda.	Brazil	100.00%
SP Senador Queiros Ltda.	Brazil	100.00%
SP Serra De Bragança Ltda	Brazil	100.00%
SP Vila Clementino Ltda.	Brazil	100.00%
SP Vila Olimpia Araguari Ltda.	Brazil	100.00%
SPE IRA 01 LTDA	Brazil	100.00%
SPE IRA 02 LTDA	Brazil	100.00%
SPE IRA 03 LTDA	Brazil	100.00%
SPE IRA 04 LTDA	Brazil	100.00%
SPE IRA 05 LTDA	Brazil	100.00%
SPE IRA 06 LTDA	Brazil	100.00%
SPE IRA 07 LTDA	Brazil	100.00%
SPE IRA 08 LTDA	Brazil	100.00%
SPE IRA 09 LTDA	Brazil	100.00%
SPE IRA 10 LTDA	Brazil	100.00%
SPE IRA 11 LTDA	Brazil	100.00%
SPE IRA 12 LTDA	Brazil	100.00%
Unión Capital AFAP S.A.	Uruguay	100.00%
Zup I.T. Serviços em Tecnologia e Inovação S.A.	Brazil	72.51%
ZUP Innovation Corp.	United States	72.51%

1) The institutions operate in their respective countries of origin.
2) New denomination of SP Brooklin ST Amaro LTDA.

The institutions presented in the tables above represent the total scope of companies of Itaú Unibanco Holding.

Non Consolidated Institutions

The following institutions are the associates and the joint ventures not consolidated in the financial statements and Prudential Consolidation.

Non consolidated Institutions	Country [1]	% Equity share on capital [2]
Avenue Holding Cayman Ltd.	Cayman Islands	35.00%
BANFUR International S.A.	Panama	30.00%
Biomas Serviços Ambientais, Restauração e Carbono S.A.	Brazil	16.67%
BSF Holding S.A.	Brazil	49.00%
CIP S.A. [3]	Brazil	22.89%
Compañia Uruguaya de Medios de Procesamiento S.A.	Uruguay	31.42%
Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.	Brazil	50.00%
Gestora de Inteligência de Crédito S.A	Brazil	15.71%
Kinea Private Equity Investimentos S.A.	Brazil	79.99%
Olimpia Promoção e Serviços S.A.	Brazil	50.00%
Porto Seguro Itaú Unibanco Participações S.A.	Brazil	42.93%
Pravaler S.A.	Brazil	50.92%
PREX Holding LLC	United States	30.00%
Rede Agro Fidelidade e Intermediação S.A. [3]	Brazil	12.82%
Rias Redbanc S.A.	Uruguay	25.00%
Tecnologia Bancária S.A.	Brazil	28.05%
Totvs Techfin S.A.	Brazil	50.00%

1) The institutions operate in their respective countries of origin.
2) Considers only direct participation.
3) Núclea and Orbia, trade name for market purposes, respectively.

Material entities

The companies considered relevant and not consolidated in the Prudential Conglomerate are presented below, with information about total assets, stockholders' equity, country and activity:

R$ million			12/31/2023		09/30/2023	
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity
Cia. Itaú de Capitalização	Brazil	Premium bonds	4,071	602	4,206	746
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	Financial institution holding company	1,217	1,121	1,206	1,097
Itaú Corretora de Seguros S.A.	Brazil	Insurance, pension plans and health brokers	1,952	616	1,730	600
Itaú Seguros S.A.	Brazil	Insurance	8,841	2,551	8,869	2,834
Itaú Vida e Previdência S.A.	Brazil	Pension plan	271,998	4,651	259,237	4,356
Itauseg Participações S.A.	Brazil	Non financial institution holding company	12,293	12,176	11,293	11,207
ITB Holding Brasil Participações Ltda.	Brazil	Financial institution holding company	46,583	45,506	32,650	31,625
Provar Negócios de Varejo Ltda.	Brazil	Other auxiliary activities for financial services	2,243	2,164	2,202	2,127

Composition of Capital

CCA: Main features of regulatory capital instruments

The authorized regulatory capital instruments may be extinguished according to the criteria established in Resolution nº 4,955, such as non-compliance with the minimum regulatory ratios, decree of temporary special administration regime or intervention, application of public resources or upon the Central Bank of Brazil determination. Should any criteria for the extinction of subordinated instruments be triggered, the area responsible for Itaú Unibanco's Capital management will activate the areas involved to execute the following action plan:

- Treasury and products, through the payment agent of the subordinated instruments or straight through the central depository, will notify its holders and take actions to ensure that Itaú Unibanco's trading desks cease to trade such instruments;
- The operational and accounting areas will carry out the necessary procedures for the proper treatment of the extinction; and
- The Investor Relations area will communicate to the market of the extinction of the subordinated instruments.

The table CCA - Main features of regulatory capital instruments, is available at www.itau.com.br/investor-relations, section "Results and Reports", "Regulatory Reports", "Pillar 3".

CC1 - Composition of regulatory capital

		Value (R$ Thousand)	Balance Sheet Reference
		12/31/2023	
Common Equity Tier I: instruments and reserves			
1	Instruments Eligible for the Common Equity Tier I	90,729,000	(k)
2	Revenue reserves	94,968,719	(l)
3	Other revenue and other reserve	(4,716,581)	(m)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1 capital)	5,408,511	(j)
6	**Common Equity Tier I before regulatory adjustments**	**186,389,649**	
Common Equity Tier I: prudential adjustments			
7	Prudential adjustments related to the pricing of financial instruments	216,913	
8	Goodwill (net of related tax liability)	2,547,994	(e)
9	Intangible assets	15,436,249	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998	1,599,529	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books	(65,960)	
12	Shortfall of provisions to expected losses	248,234	
15	Actuarial assets related to defined benefit pension funds	6,196	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	11,345	(n)
17	Reciprocal cross-holdings in common equity	-	
18	Total value of adjustments related to net non-significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	
19	Total value of adjustments related to net significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments	-	
21	Total value of adjustments related to tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions	-	
22	Amount that exceeds 15% of the Common Equity Tier I	-	
23	Of which: arising from net investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	
25	Of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization	-	
26	National specific regulatory adjustments	-	
26.a	Deferred permanent assets	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	
26.d	Increase of unauthorized capital	-	
26.e	Excess of the amount adjusted of Common Equity Tier I	-	
26.f	Deposit to cover capital deficiency	-	
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	-	(i)
26.h	Excess of resources invested on permanent assets	-	
26.i	Total capital detached	-	
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory purposes	-	
27	Other residual differences related to the calculation of the Common Equity Tier I for regulatory purposes	-	
28	**Total regulatory deductions from the Common Equity Tier I**	**20,000,500**	
29	**Common Equity Tier I**	**166,389,149**	
Additional Tier I Capital: instruments			
30	Instruments eligible for the Additional Tier I Capital	18,027,955	
31	Of which: classified as equity under applicable accounting standards	-	
32	Of which: classified as liabilities under applicable accounting standards	18,027,955	
33	Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
34	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group additional Tier 1 capital)	724,086	
35	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
36	Additional Tier I Capital before regulatory adjustments	18,752,041	

Additional Tier I Capital: regulatory adjustments			
37	Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically	-	
38	Reciprocal cross-holdings in additional Tier 1 instruments	-	
39	Total value of adjustments related to net non-significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
40	Total value of adjustments related to net significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
41	National specific regulatory adjustments	-	
41.b	Non-controlling interest in Additional Tier I Capital	-	
41.c	Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory purposes	-	
42	Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II Capital to cover deductions	-	
43	**Total regulatory deductions from the Additional Tier I Capital**	**-**	
44	**Additional Tier I Capital (AT1)**	**18,752,041**	
45	**Tier I**	**185,141,190**	
Tier II: instruments			
46	Instruments eligible for Tier II	21,208,297	
47	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
48	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	512,372	
49	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
51	**Tier II before regulatory adjustments**	**21,720,669**	
Tier II: regulatory adjustments			
52	Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically	-	
53	Reciprocal cross-holdings in Tier 2 instruments	-	
54	Total value of adjustments related to net non-significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
55	Total value of adjustments related to net significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
56	National specific regulatory adjustments	-	
56.b	Non-controlling interest in Tier II	-	
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	
57	**Total regulatory deductions from Tier II Capital**	**-**	
58	**Tier II**	**21,720,669**	
59	**Referential Equity (Tier I + Tier II)**	**206,861,859**	
60	**Total risk-weighted assets**	**1,215,019,193**	
BIS Ratios and Additional Capital Buffers			
61	**Common Equity Tier I Ratio**	**13.7%**	
62	**Tier I Ratio**	**15.2%**	
63	**BIS Ratio**	**17.0%**	
64	**Additional Capital Buffers (% of RWA)**	**3.5%**	
65	Of which: capital conservation buffer requirement	2.5%	
66	Of which: bank-specific countercyclical buffer requirement	-	
67	Of which: capital buffer for institutions that are systemically important at global level (G-SIB)	1.0%	
68	Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% of RWA)	5.5%	
Amounts below the limit for deduction (non-weighted by risk)			
72	Total value, subject to risk weighting, of non-significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities, as well as non-significant investments in the Additional Tier I, Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	6,957,647	
73	Total value, subject to risk weighting, of significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	14,254,925	(f) / (a)
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	5,534,009	(c)
Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)			
82	Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-	
83	Amount excluded from the Additional Tier I Capital due to the line 82 limit	-	
84	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	-	
85	Amount excluded from Tier II due to the line 84 limit	-	

CC2: Reconciliation of regulatory capital to balance sheet

R$ million, at the end of the period			12/31/2023
	Balance Sheet as in published financial statements	Under regulatory scope of consolidation	Reference [2]
Consolidated Balance Sheet [1]			
Assets			
Current assets and Long-term receivables	2,656,713	2,354,037	
Cash	32,001	31,954	
Interbank investments	286,980	283,430	
Securities and derivative financial instruments	984,279	703,023	
Interbank accounts	229,052	229,047	
Interbranch accounts	55	55	
Loan, lease and other credit operations	855,343	846,954	
Other receivables	263,428	254,505	
Deferred tax assets	63,509	61,688	(b) / (c)
Sundry	199,919	192,817	(b) / (d)
Other assets	5,575	5,069	
Permanent assets	39,809	62,910	
Investments	13,180	36,759	(a) / (e) / (f)
Real estate	9,023	8,533	
Real estate by lease	-	312	
Goodwill and Intangible assets	17,606	17,306	(e) / (h) / (i)
Total assets	**2,696,522**	**2,416,947**	
Liabilities			
Current and Long-term Liabilities	2,507,587	2,227,011	
Deposits	951,352	963,713	
Deposits received under securities repurchase agreements	389,311	389,426	
Funds from acceptances and issuance of securities	301,635	301,635	
Interbank accounts	86,553	86,554	
Interbranch accounts	9,551	9,554	
Borrowings and onlending	99,788	99,788	
Derivative financial instruments	53,495	53,492	
Technical provision for insurance, pension plan and capitalization	274,994	-	
Provisions	17,110	16,891	
Allowance for financial guarantees provided and loan commitments	3,361	3,361	
Other liabilities	320,437	302,597	
Deferred tax liabilities	6,267	5,778	(b) / (c)
Sundry	314,170	296,819	(d)
Non-controlling interest in subsidiaries	8,147	8,966	(j)
Stockholders' equity	**180,788**	**180,970**	
Capital	90,729	90,729	(k)
Other Revenues and Other Reserves	(5,135)	(4,717)	(m)
Revenue reserves	95,205	94,969	(l)
(Treasury shares)	(11)	(11)	(n)
Total liabilities and stockholders' equity	**2,696,522**	**2,416,947**	

1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.
2) Prudential information that is presented in the Template CC1 of this document.

Macroprudential Indicators

CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer

The following table details the geographic distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer, according to Circular 3,769 of 29 October 2015:

R$ million — 12/31/2023

Geographical breakdown	Countercyclical capital buffer rate	Exposure values and/or risk-weighted assets (RWA) used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate	Countercyclical capital buffer amount [3]
		Amount of credit risk exposure to the non-banking private sector	RWACPrNB		
Brazil	-	1,733,760	709,682		-
United Kingdom	2.00%	2,740	794		-
Luxembourg	0.50%	3,022	1,529		-
Sweden	2.00%	507	502		-
Norway	2.50%	199	74		-
Hong Kong	1.00%	5	5		-
France	0.50%	1,364	806		-
Netherlands	1.00%	239	189		-
Uruguay	0.25%	31,304	19,077		-
Germany	0.75%	349	331		-
Sum [1]		1,773,489	732,989		
Total [2]		2,053,970	914,471	0	-

1) Sum of RWACPrNBi portions related to credit risk exposures to the non-banking private sector in Brazil and jurisdictions with a percentage of the countercyclical buffer with values greater than zero.
2) Total of RWA for non-bank private credit risk exposures to all jurisdictions in which the bank has exposure, including jurisdictions with no countercyclical buffer percentage applied or with a countercyclical percentage equal to zero.
3) Calculated according to Circular 3.769, employing the discretionary exclusion of jurisdiction.

GSIB1: Disclosure of G-SIB indicators

The GSIB1 table, disclosure of global systemically important bank (G-SIB) indicators, is available on the website www.itau.com.br/investor-relations, section "Reports", "Pillar 3 and Global Systemically Important Banks", within the period stipulated by BCB Resolution 54/20.

Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748.

LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA)

R$ million	12/31/2023	09/30/2023
Total consolidated assets as published financial statements	2,696,522	2,678,896
Adjustment from differences of consolidation	(279,575)	(267,291)
Total assets of the individual balance sheet or of the regulatory consolidation, in the case of Leverage Ratio on a consolidated basis	2,416,947	2,411,605
Adjustments for derivative financial instruments	53,818	58,420
Adjustment for securities financing transactions (ie repos and similar secured lending)	12,629	11,031
Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures)	185,557	176,297
Other adjustments	(180,852)	(189,708)
Total Exposure	**2,488,099**	**2,467,645**

LR2: Leverage ratio common disclosure

R$ million	12/31/2023	09/30/2023
Items shown in the Balance Sheet		
Balance sheet items except derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	1,980,818	1,929,194
Adjustments for equity items deducted in the calculation of Tier I	(25,550)	(24,857)
Total exposure shown in the Balance Sheet	**1,955,268**	**1,904,337**
Transactions using Derivative Financial Instruments		
Replacement value for derivatives transactions	37,495	38,770
Potential future gains from derivatives transactions	37,983	39,547
Adjustment for collateral in derivatives transactions	-	-
Adjustment related to the deduction of the exposure because of the qualified central counterparty (QCCP) in derivative transactions on behalf of clients in which there is no contractual obligation to reimburse due to bankruptcy or default of the entities responsible for the settlement and compensation of transactions	(18,844)	(7,689)
Reference value for credit derivatives	39,002	37,355
Adjustment of reference value calculated for credit derivatives	(14,013)	(12,232)
Total exposure for derivative financial instruments	**81,623**	**95,751**
Repurchase Transactions and Securities Lending (TVM)		
Investments in repurchase transactions and securities lending	232,440	261,946
Adjustment for repurchases for settlement and creditors of securities lending	-	-
Amount of counterparty credit risk	12,629	11,032
Amount of counterparty credit risk in transactions as intermediary	20,582	18,283
Total exposure for repurchase transactions and securities lending	**265,651**	**291,261**
Off-balance sheet items		
Reference value of off-balance sheet transactions	534,899	533,799
Adjustment for application of FCC specific to off-balance sheet transactions	(349,342)	(357,503)
Total off-balance sheet exposure	**185,557**	**176,296**
Capital and Total Exposure		
Tier I	**185,141**	**177,795**
Total Exposure	**2,488,099**	**2,467,645**
Leverage Ratio		
Basel III Leverage Ratio	**7.4%**	**7.2%**

Liquidity Ratios

LIQA: Liquidity Risk Management Information

Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring in significant losses.

In line with the fundraising strategy, Itaú Unibanco has diversified and stable sources of funding available, monitored through concentration and maturity indicators, in order to mitigate liquidity risks, in accordance with the institution's risk appetite.

The governance of the liquidity risk management is based on advisory boards, subordinated to the Board of Directors or the executive structure of Itaú Unibanco. Such boards establish the institution's risk appetites, define the limits related to the liquidity control and monitor the liquidity indicators.

The control of the liquidity risk is carried out by an area that is independent of the business areas, responsible for defining the composition of the reserve, estimating the cash flow and the exposure to liquidity risk in different time horizons and monitoring short and long term liquidity indicators (LCR and NSFR respectively). In addition, it proposes minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco operates and reports any non-compliance to the competent authorities. All activities are subject to verification by the independent validation, internal controls and audit departments.

Additionally, and pursuant to the requirements of Resolution 4,557, BACEN Circular 3,749 and Circular 3,869, the Liquidity Risk Statement (DRL - LCR) and the Long Term Liquidity Statement (DLP - NSFR) are monthly sent to BACEN. Finally, the following items are periodically prepared and submitted to senior management for monitoring and decision support:

- Stress of liquidity indicators based on macroeconomic scenarios, simulation of reverse stress based on risk appetite, and projection of the main liquidity indicators to support decisions;
- Contingency and recovery plans for crisis situations, with actions that provide for a gradation according to the level of criticality determined by the easiness of implementation, taking into account the characteristics of the local market in which it operates, seeking a rapid restoration of liquidity indicators;
- Reports and graphs that describe risk positions;
- Concentration indicators of funding providers and time.

The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations, section "Itaú Unibanco", under "Corporate Governance", "Rules and Policies, Reports".

LIQ1: Liquidity Coverage Ratio (LCR)

	12/31/2023[(1)]		09/30/2023[(1)]	
	Total unweighted value (In thousand R$)[(2)]	Total weighted value (In thousand R$)[(3)]	Total unweighted value (In thousand R$)[(2)]	Total weighted value (In thousand R$)[(3)]
High Quality Liquidity Assets (HQLA)				
Total High Quality Liquid Assets (HQLA)		371,762,697		368,698,164
Cash Outflows [(4)]				
Retail deposits and deposits from small business customers, of which:	583,867,974	60,172,849	572,675,394	58,742,034
Stable deposits	262,141,604	13,107,080	260,199,194	13,009,960
Less stable deposits	321,726,368	47,065,769	312,476,200	45,732,074
Unsecured wholesale funding, of which:	333,543,967	146,705,751	332,964,501	147,545,068
Operational deposits (all counterparties) and deposits in networks of cooperative banks	8,034,433	2,122,611	8,477,632	2,239,733
Non-operational deposits (all counterparties)	324,711,699	143,785,306	323,461,244	144,279,710
Unsecured debt	797,834	797,834	1,025,625	1,025,625
Secured wholesale funding		24,864,288		19,902,872
Additional requirements, of which:	190,794,880	24,652,877	186,326,221	24,069,667
Outflows related to derivative exposures and other collateral requirements	25,899,200	12,579,548	26,503,047	12,467,915
Outflows related to loss of funding on debt products	844,565	844,565	706,856	706,856
Credit and liquidity facilities	164,051,115	11,228,764	159,116,319	10,894,896
Other contractual funding obligations	106,040,244	106,040,244	97,836,838	97,836,838
Other contingent funding obligations	261,345,700	22,523,237	260,116,819	23,809,915
Total Cash Outflows		384,959,246		371,906,395
Cash Inflows [(4)]				
Secured lending (eg reverse repos)	228,202,927	1,136,362	201,171,460	765,204
Inflows from fully performing exposures	51,107,858	32,965,711	49,678,473	32,290,778
Other cash inflows	175,319,599	157,078,612	160,878,013	142,503,814
Total Cash Inflows	454,630,383	191,180,687	411,727,945	175,559,798
		Total Adjusted Value [(5)]		Total Adjusted Value [(5)]
Total HQLA		371,762,697		368,698,164
Total net cash outflows		193,778,559		196,346,598
Liquidity Coverage Ratio (%)		**191.8%**		**187.8%**

1) Corresponds to 61 daily average observations at 4Q23 and 64 daily at 3Q23.
2) Total balance off the cash inflows or outflows
3) After application of weighting factors
4) Potential cash outflows (Outflows e) and inflows (inflows e)
5) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749

Itaú Unibanco has High Quality Liquidity Assets (HQLA) that amounted to R$ 371.8 billion on average for the quarter, mainly composed of Sovereign Securities, Central Bank Reserves and Cash. Net Cash Outflows amounted to R$ 193.8 billion on average for the quarter, which are mostly comprised of Retail Funding, Wholesale, Additional Requirements, Contractual and Contingent Obligations, offset by Cash inflows from loans and other Cash inflows.

The table shows that the average LCR in the quarter is 191.8%, above the limit of 100% and therefore the institution has high quality liquidity resources comfortably available to support the losses in the standardized stress scenario for the LCR.

LIQ2: Net Stable Funding Ratio (NSFR)

12/31/2023	Value per residual effective maturity term (R$ thousand)				Weighted Value (In thousand R$) [2]
	No Maturity [1]	Lower than six months [1]	Greater than or equal to six months, and lower than 1 year [1]	Greater than or equal to 1 year [1]	
Available Stable Funding (ASF) [3]					
Capital	-	-	-	227,604,786	227,604,786
Reference Equity, gross of regulatory deductions	-	-	-	188,368,444	188,368,444
Other capital instruments not included in line 2	-	-	-	39,236,342	39,236,342
Retail Funding:	193,389,711	425,439,073	1,740,296	1,598,229	573,766,718
Stable Funding	109,100,389	164,007,517	18,426	17,534	259,487,550
Less Stable Funding	84,289,321	261,431,556	1,721,870	1,580,695	314,279,168
Wholesale Funding:	48,217,906	790,687,436	86,109,364	136,733,850	374,049,608
Operational deposits and deposits of member cooperatives	7,228,077	-	-	-	3,614,038
Other Wholesale Funding	40,989,829	790,687,436	86,109,364	136,733,850	370,435,570
Opertions in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	143,899,421	9,378,031	712,431	-
Other liabilities, in which:	90,263,115	148,310,662	5,701,920	67,942,001	70,792,962
Derivatives whose replacement values are lower than zero		19,680,243	-	-	
Other liability or equity elements not included above	90,263,115	128,630,420	5,701,920	67,942,001	70,792,962
Total Available Stable Funding (ASF)					1,246,214,073
Required Stable Funding (RSF) [3]					
Total NSFR high quality liquid assets (HQLA)					29,002,884
Operational deposits held at other financial institutions	-	-	-	-	-
Performing loans and securities (financial institutions, corporates and central banks)	670,928	514,311,006	133,921,806	572,108,862	691,523,926
Performing loans to financial institutions secured by Level 1 HQLA	-	34,253,687	-	80,472	3,505,841
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	515,580	22,131,095	11,489,510	22,104,545	31,253,538
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which:	155,348	413,572,614	89,535,408	244,586,587	364,677,408
With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644	-	-	-	4,626,715	3,007,365
Performing residential mortgages, of which:	-	10,964,337	9,917,844	138,014,447	121,170,244
Which are in accordance to Circular 3,644, 2013, art. 22	-	-	-	93,216,864	79,978,789
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	33,389,273	22,979,044	167,322,812	170,916,896
Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	146,315,604	12,596,368	877,020	-
Other assets, in which:	98,999,255	195,122,214	14,175,093	121,256,512	249,222,796
Transactions with gold and commodities, including those with expected physical settlement	-				-
Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty		-	-	21,370,076	18,164,564
Derivatives whose replacement values are higher than or equal to zero		18,118,435	-	7,985,962	3,078,194
Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin		-	-	1,002,659	1,002,659
All other assets not included in the above categories	98,999,255	177,003,780	14,175,093	90,897,816	226,977,378
Off-balance sheet transactions	613,290,239	9,302,622	-	-	12,626,361
Total Required Stable Funding (RSF)					982,375,957
NSFR (%)					126.9%

1) Corresponds to the total amount of Available Stable Funding (ASF) or Required Stable funding (RSF).
2) Corresponds to the amount after application of weighting factors.
3) Corresponds to the Available Stable Funding (ASF) or Required Stable Funding (RSF).

R$ thousand	Total Adjusted Value [1] 12/31/2023	09/30/2023
Total Available Stable Funding (ASF)	1,246,214,073	1,223,998,641
Total Required Stable Funding (RSF)	982,375,957	961,883,446
NSFR (%)	**126.9%**	**127.3%**

1) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869.

Itaú Unibanco has an Available Stable Funding (ASF) amounted to R$ 1,246.2 billion in the 4th quarter, mainly composed of Capital, Retail Funding and Wholesale. In addition, the Required Stable Funding (RSF) amounted to R$ 982.4 billion in the 4th quarter, which is mostly composed of loans and financing granted to wholesale, retail, central economies and central bank operations.

The table shows that the NSFR at the end of the quarter is 126.9%, above the limit of 100%, and therefore the institution has Available Stable Funding to support the Required Stable Funding comfortably in the long-term, according to the metric.

Credit Risk

CRA: Qualitative information on credit risk management

Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower's, issuer's or counterparty's credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution's risk appetite for each market segment in which Itaú Unibanco operates. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are also function of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase, with the periodic monitoring of troubled assets, which are defined as:

- Overdue Transactions for more than 90 days;
- Restructured Operations;
- Counterparties that present inability to pay, whether by legal measures, judicial reorganization, bankruptcy, loss, among others;
- Significant deterioration in credit quality, which can be identified by deterioration in internal rating metrics, guarantees honored, among others.

Additionally, if it is identified that a CNPJ may contaminate the counterparties, they may be marked as Troubled Assets.

The monitoring contains information on significant exposures, including recovery history and prospects, as well as restructuring information. These analyzes are generated monthly for executives and quarterly for the Board of Directors through the Risk and Capital Management Committee (CGRC).

There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Such structure is subjected to internal and external auditing processes. The credit's portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable.

Itaú Unibanco's credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to individuals, small and medium companies, retail public, the credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models.

For wholesale public e agro, the classification is based on information such as the counterparty's economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate.

Itaú Unibanco also has a specific structure and processes aimed at ensuring that other aspects of credit risk, such as country risk, are managed and controlled, described in the item "Other Risks".

In compliance with CMN Resolution 4,557, the document "Public Access Report - Credit Risk," which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section "Itaú Unibanco", under "Corporate Governance", "Rules and Policies", "Reports".

CR1: Credit Quality of Asset

R$ million	Gross carrying values of					12/31/2023
	Defaulted exposures (a)	Non- defaulted exposures (b)	Allowances, Unearned Revenues and ECL accounting provision (c)	Allowances, Unearned Revenues and ECL accounting provision (c). Of Which: RWA_{CPAD}	Allowances, Unearned Revenues and ECL accounting provision (c). Of Which: RWA_{CIRB}	Net values (a+b-c)
Loans	76,300	956,438	158,070	157,668	391	874,668
Debt Securities	5,678	653,219	4,737	-	-	654,159
in which: Sovereigns	-	374,379	(1,200)	-	-	375,578
in which: Other Debts	5,678	278,840	5,937	-	-	278,581
Off - balance sheet exposures	-	533,444	937	935	2	532,508
Total	**81,978**	**2,143,101**	**163,744**	**158,603**	**393**	**2,061,335**

CR2: Changes in Stock of Problem Assets

R$ million	**Total**
Exposures classified as problem assets at the end of the previous period (09/30/2022)	85,199
Value of transactions classified as problem assets in the current period	9,571
Value of exposures that are no longer characterized as problem assets in the current period	(466)
Amount written off	(14,867)
Other changes	2,541
Exposures classified as problem assets at end of the reporting period (12/31/2023)	**81,978**

CRB: Additional disclosure related to the credit quality of assets

The tables below contain additional disclosure related to the credit quality exposures reported in the table CR1. Where is informed breakdown of exposures by geographical area, industry and defaulted exposures. In addition, the total exposures by residual maturity by delay range, the total of restructured exposures and the percentage of the ten and one hundred largest exposures are reported.

Exposure by industry

Total Exposure

R$ million	12/31/2023	
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Companies	**1,285,339**	**1,323,610**
Public sector	**465,876**	**467,147**
Energy	2,713	2,714
Petrochemical and Chemical	4,073	4,075
Sundry	459,090	460,358
Private sector	**819,463**	**856,463**
Sugar and Alcohol	13,431	13,573
Agribusiness and Fertilizers	35,965	36,885
Food and Beverage	32,723	34,150
Banks and Other Financial Institutions	64,093	64,645
Capital Assets	14,375	14,756
Pulp and Paper	6,805	6,890
Electronic and IT	18,082	18,593
Packaging	6,385	6,324
Energy and Sewage	58,802	58,815
Education	7,926	8,317
Pharmaceuticals and Cosmetics	24,493	25,373
Real Estate Agents	65,717	68,097
Entertainment and Tourism	15,792	17,336
Wood and Furniture	9,523	10,354
Construction Material	13,432	13,709
Steel and Metallurgy	17,949	18,610
Media	1,688	1,727
Mining	10,003	10,261
Infrastructure Work	20,379	18,270
Oil and Gas	20,422	20,898
Petrochemical and Chemical	17,597	18,041
Health Care	13,904	14,572
Insurance and Reinsurance and Pension Plans	385	397
Telecommunications	16,577	17,156
Clothing and Footwear	9,630	10,164
Trading	3,880	4,118
Transportation	42,935	46,135
Domestic Appliances	5,042	5,174
Vehicles and Autoparts	36,290	37,624
Third Sector	3,087	3,153
Publishing and Printing	4,866	5,043
Commerce - Sundry	50,262	56,382
Industry - Sundry	7,916	7,964
Sundry Services	70,497	74,074
Sundry	78,810	88,883
Individuals	775,996	901,469
Total	**2,061,335**	**2,225,879**

Total problematic assets and debt securities

R$ million		12/31/2023	
	Portfolio		
	Problematic Assets	Expected Credit Loss	Write-off
Companies	**26,977**	**6,089**	**2,511**
Public sector	-	-	-
Energy	-	-	-
Petrochemical and Chemical	-	-	-
Sundry	-	-	-
Private sector	**26,977**	**6,089**	**2,511**
Sugar and Alcohol	261	30	-
Agribusiness and Fertilizers	521	208	49
Food and Beverage	996	401	154
Banks and Other Financial Institutions	106	71	12
Capital Assets	306	109	31
Pulp and Paper	63	25	9
Electronic and IT	783	228	118
Packaging	266	(60)	12
Energy and Sewage	186	52	2
Education	297	83	30
Pharmaceuticals and Cosmetics	632	242	128
Real Estate Agents	990	560	121
Entertainment and Tourism	1,230	410	216
Wood and Furniture	642	320	86
Construction Material	435	160	83
Steel and Metallurgy	474	154	54
Media	28	8	3
Mining	99	67	6
Infrastructure Work	1,942	(268)	22
Oil and Gas	316	126	47
Petrochemical and Chemical	253	98	31
Health Care	270	88	33
Insurance and Reinsurance and Pension Plans	-	-	-
Telecommunications	77	22	9
Clothing and Footwear	468	197	61
Trading	152	68	16
Transportation	1,012	419	87
Domestic Appliances	127	60	13
Vehicles and Autoparts	862	314	104
Third Sector	5	-	1
Publishing and Printing	270	87	35
Commerce - Sundry	6,409	1,836	489
Industry - Sundry	164	25	35
Sundry Services	2,525	944	402
Sundry	3,810	(977)	12
Individuals	55,001	21,777	12,356
Total	**81,978**	**27,866**	**14,867**

Exposure by remaining maturity

R$ million				12/31/2023
Remaining maturities of transactions (Net values) [1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
432,829	146,889	645,420	402,560	**1,627,698**

R$ million				12/31/2023
Remaining maturities of transactions (Gross values) [1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
470,291	150,276	716,598	452,334	**1,789,499**

1) Do not consider the amount of credits to be released.

Overdue exposures

R$ million	12/31/2023
	Gross portfolio
	Overdue amounts [1]
Less than 30 days	9,138
31 to 90 days	18,035
91 to 180 days	15,382
181 to 365 days	19,552
above 365 days	5,291
Total	**67,398**

1) According to Resolution 54, the table follows the same scope as table CR1.

Exposure by geographical area in Brazil and by country

Total Exposure

R$ million		12/31/2023
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Southeast	949,355	1,044,479
South	147,567	166,246
North	26,593	33,655
Northeast	118,274	140,419
Midwest	67,367	78,253
National territory [1]	374,387	371,380
Brazil	**1,683,543**	**1,834,432**
Argentina	363	212
Chile	188,396	192,570
Colombia	36,261	43,894
United States	22,398	22,502
Paraguay	25,718	25,793
United Kingdom	22,104	22,403
Swiss	3,492	3,492
Uruguay	35,316	35,700
Other	43,744	44,081
Foreign	**377,792**	**390,647**
Total	**2,061,335**	**2,225,079**

Total problematic assets and debt securities

R$ million			12/31/2023
	Portfolio		
	Problematic Assets	Expected Credit Loss	Write-off
Southeast	53,363	15,306	8,424
South	8,541	3,197	1,612
North	2,529	1,031	522
Northeast	9,866	4,757	2,587
Midwest	5,032	1,972	1,088
National territory [1]	-	-	-
Brazil	**79,331**	**26,263**	**14,234**
Argentina	-	-	-
Chile	1,846	973	384
Colombia	488	368	181
United States	-	-	-
Paraguay	134	110	22
United Kingdom	-	-	-
Swiss	-	-	-
Uruguay	179	152	46
Other	-	-	-
Foreign	**2,647**	**1,603**	**633**
Total	**81,978**	**27,866**	**14,867**

1) Considers only Brazilian goverment bonds.

Largest debtors exposures

R$ million		12/31/2023
Loans, Debt Securities and Off-balance sheet exposures (CR1) [1]	**Exposure**	**% of portfolio**
10 largest debtors	432,338	21.0%
100 largest debtors	611,157	30.0%

1) According to Resolution 54, the table follows the same scope as table CR1, in which the exposure value considers sovereign debt securities.

Restructured exposures

R$ million	12/31/2023	
	Problem Assets	Others
Restructured Exposures [1]	29,256	67

1) BCB Resolution No. 4,557 in its article 24, paragraph 1, item III, defines that every restructured operation will be characterized as a problematic asset.

CRC: Qualitative disclosure related to Credit Risk Mitigation techniques

Itaú Unibanco uses guarantees to increase its recovery capacity in operations subject to credit risk. The guarantees used can be financial, credit derivatives, fiduciary, real, legal structures with mitigation power and offsetting agreements. For these guarantees to be considered as credit risk mitigating instruments, it is necessary that they comply with the requirements and determinations of the that regulate them, whether internal or external, and that they are legally enforceable (effective), enforceable and regularly evaluated.

The information regarding the possible concentration associated with the mitigation of credit risk considers these different mitigating instruments, segregating by type and by provider. For reasons of confidentiality, the institution determines the non-disclosure of information beyond the classification of the type of guarantor, but ensuring adherence to the general requirements.

- **Fiduciary Guarantees and credit derivatives:** a third party assumes the responsibility for fulfilling the obligation contracted by the debtor, which falls on the general equity of that third party. Avals, sureties and CDS are examples of these guarantees.

Fiduciary guarantees are segregated into the following providers: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions, Sovereigns, National Treasury or Central Bank.

Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its securities portfolios. These instruments are priced based on models that use the fair price of market variables, such as credit spreads, recovery rates, correlations and interest rates. They are also segregated into: Legal Entities; Multilateral Development Entities (EMD); Financial Institutions and Sovereigns.

- **Real and Financial Guarantees**: the borrower itself or a third party detaches one or more financial assets and/or one or more goods and/or one or more receivables, in such a way as to guarantee repayment to the creditor in the event of default. These guarantees are segregated by type: financial collateral, bilateral contracts, and assets.

- **Clearing and Settlement of Obligations Agreement and legal structures with mitigating power**: the clearing agreement aims to reduce the risk of credit exposure of one party to the other, resulting from transactions entered into between them, so that, in case of maturity, after offsetting, the net amount owed by the debtor to the creditor is identified. It is commonly used in derivative transactions, but it can also cover other types of financial transactions.

In legal structures with mitigation power and compensation agreements, mitigation is based on methodologies established and approved by the business units responsible for credit risk management and by the centralized credit risk control area.

Such methodologies consider factors related to the legal enforceability of the guarantees, the costs necessary for such and the expected value in the execution, taking into account the volatility and liquidity of the market.

To control the mitigating instruments, there is periodic monitoring that monitors the level of compliance with the use of each instrument when compared to internal measurement policies, even including corrective action plans when there is noncompliance, analyzing concentration, types, providers, formalization. The parameters used are: HE (Haircut of execution) which evaluates the probability of success in executing the guarantee, HV (Volatility Haircut) represents the liquidity of the collateral being offered, and LMM (Maximum Mitigation Limit) which is the mitigation ceiling for real guarantees.

CR3: Credit Risk mitigation techniques - overview[1]

R$ million					12/31/2023
	Unsecured Exposures	Secured Exposures	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
Loans	784,884	88,062	9,060	79,002	-
Debt securities	562,343	92	74	19	-
in which: Sovereigns	133,375	2,059	1,462	597	-
in which: Other Debts	436,892	5,630	5,630	-	-
Total	1,917,494	95,843	16,226	79,618	-
Of which: problem assets	19,630	85	85	-	-

1) The mitigating instruments contemplated in this table are those foreseen in BACEN Circular 3,809.

Decrease in debt securities mainly in Sovereigns and their central banks.

CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects

R$ million						12/31/2023
	Exposures before CCF and CRM		Exposures post-CCF and CRM		RWA and RWA density	
Asset classes	On-balance sheet amount (a)	Off-balance sheet amount (b)	On-balance sheet amount (c)	Off-balance sheet amount (d)	RWA (e)	Off-balance sheet amount [e/(c+d)]
Sovereigns and their central banks	675,040	387	675,040	387	14,028	2%
Non-central government public sector entities	5,821	324	5,821	147	2,651	44%
Multilateral development banks	289	-	289	-	-	-
Banks and other Financial Institutions authorized by Brazil Central Bank	152,199	10,007	152,199	6,228	60,047	38%
Covered bonds	-	-	-	-	-	
Corporate	396,215	143,325	396,215	85,572	386,903	80%
Of which: specialised landings	-	306	-	306	291	95%
Of which: others	396,215	143,019	396,215	85,266	386,612	80%
Subordinate debt, equity and other capital	40,907	-	40,907	-	42,086	103%
Retail	316,207	357,198	316,207	36,417	233,063	66%
Real Estate	184,526	6,132	184,526	6,057	83,070	44%
Of which: exposures secured by residential real estate where repayment is not materially dependent on cash flows generated by property.	132,582	-	132,582	-	38,163	29%
Of which: exposures secured by residential real estate where repayment is materially dependent on cash flows generated by property.	35,354	781	35,354	779	30,397	84%
Of which: exposures secured by commercial real estate where repayment is not materially dependent on cash flows generated by property.	7,112	257	7,112	184	6,549	90%
Of which: exposures secured by commercial real estate where repayment is materially dependent on cash flows generated by property.	2,447	-	2,447	-	1,881	77%
Of which: Land acquisition, development and construction.	7,031	5,095	7,031	5,095	6,080	50%
Problem assets	19,088	2,019	19,088	627	15,521	79%
Other assets	87,612	-	87,612	-	87,149	99%
Total	**1,877,903**	**519,391**	**1,877,903**	**135,434**	**924,518**	**46%**

CR5: Standardized Approach – exposures by asset classes and risk weights

R$ million

Risk weight (FPR) — 12/31/2023

Asset classes	0%	20%	50%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Sovereigns and their central banks	645,602	8,328	18,270	3,227	-	-	675,427

Asset classes	20%	50%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Non-central government public sector entities	270	-	736	-	4,961	5,967

Asset classes	0%	20%	30%	50%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Multilateral development banks	289	-	-	-	-	-	-	289

Asset classes	20%	30%	40%	50%	75%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Banks and other Financial Institutions authorized by Brazil Central Bank	29,132	9,336	99,407	13,195	2,063	671	1,918	2,704	158,427

Asset classes	10%	15%	20%	25%	35%	50%	100%	Others	Total credit exposures amount (post CCF and post-CRM)
Covered bonds	-	-	-	-	-	-	-	-	-

R$ million	Risk weight (FPR)										12/31/2023
Asset classes	**20%**	**50%**	**65%**	**75%**	**80%**	**85%**	**100%**	**130%**	**150%**	**Others**	**Total credit exposures amount (post CCF and post-CRM)**
Corporate	-	24,819	174,163	-	211	64,000	207,533	94	-	10,966	481,787
Of which: specialised landings	-	-	-	-	211	-	-	94	-	-	306
Of which: others	-	24,819	174,163	-	-	64,000	207,533	-	-	10,966	481,481

Asset classes	**100%**	**150%**	**250%**	**400%**	**Others**	**Total credit exposures amount (post CCF and post-CRM)**
Subordinate debt, equity and other capital	38,550	2,357	-	-	-	40,907

Asset classes	**45%**	**75%**	**100%**	**Others**	**Total credit exposures amount (post CCF and post-CRM)**
Retail	61,084	240,967	166	50,407	352,624

R$ million — Risk weight (FPR) — 12/31/2023

Asset classes	0%	20%	25%	30%	35%	40%	45%	50%	60%	65%	70%	75%	85%	90%	100%	105%	110%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
Real Estate	114	37,267	20,090	62,696	4,793	16,807	7,310	13,282	977	353	4,796	414	1,386	480	4,579	14	180	15,046	-	190,563
Of which: exposures secured by residential real estate where repayment is not materially dependent on cash flows generated by property	10	37,267	20,090	54,209		16,807		1,191		-	3,009	-	-		-			-	-	132,582
Of which: no loan splitting applied	10	37,267	20,090	54,209		16,807		1,191		-	3,009	-	-		-			-	-	132,582
Of which: others	-	-	-	-		-		-		-	-	-	-		-			-	-	-
Of which: exposures secured by residential real estate where repayment is materially dependent on cash flows generated by property				8,487	4,793		7,310		418			65				14		15,046	-	36,133
Of which: exposures secured by commercial real estate where repayment is not materially dependent on cash flows generated by property	104	-		-		-		-	559	353		350	1,386		4,544			-	-	7,296
Of which: no loans splitting applied	104	-		-		-		-	559										-	663
Of which: others		-		-		-	-	-	-	353		350	1,386		4,544			-		6,632
Of which: exposures secured by commercial real estate where repayment is materially dependent on cash flows generated by property											1,787			480			180	-	-	2,447
Of which: Land acquisition, development and construction								12,091							34			-	-	12,126

R$ million

Asset classes	50%	100%	150%	Others	Total credit exposures amount (post CCF and post-CRM)
	Risk weight (FPR)				
Problem Assets	12,621	2,605	4,404	85	19,715

Asset classes	0%	20%	100%	1250%	Others	Total credit exposures amount
Other assets	-	-	86,901	-	711	87,612

Exposure amounts and CCFs applied to off-balance sheet exposures, categorised based on risk bucket of converted exposures. 12/31/2023

Risk weight	On balance sheet exposure	Off-balance sheet exposure (pre-CCF)	Weighted average CCF (1)	Total exposure (post-CCF and post-CRM)
Less than 40%	832,884	4,777	61%	835,813
40 - 70%	435,499	226,431	27%	498,501
75%	223,016	193,616	10%	243,445
80 - 85%	59,119	30,700	21%	65,597
90 - 100%	304,140	61,816	66%	345,448
105 - 130%	695	174	64%	807
150%	22,550	1,878	62%	23,726
250%	-	-	-	-
400%	-	-	-	-
1250%	-	-	-	-
	1,877,903	**519,391**	**26%**	**2,013,337**

1) Weighting is based on off-balance sheet exposure (pre-CCF).

The increase of total exposure in the tables CR4 and CR5 occurred mainly in Sovereigns and their central banks and Banks and other Financial Institutions authorized by Brazil Central Bank.

CRE: Qualitative disclosure related to IRB models

To calculate regulatory credit risk capital, two approaches can be used, the standardized and the IRB (Internal Ratings Based). standardized and IRB (Internal Ratings Based). Itaú Unibanco was approved to use the IRB approach by the Central Bank for its rural credit business unit (Agribusiness). The IRB approach allows the use of internal models to calculate regulatory capital for credit risk, To this end, internal estimates of Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) are used.

A client's PD is directly associated with its internal credit risk rating. This rating is based on internal models used in the loan granting process. This classification is based on financial and qualitative aspects of individual customers. Since PD is the probability of a creditor defaulting, it is estimated based on the portfolio information. The calculation seeks to predict the possibility of default occurring in the next twelve months for each credit rating, using the average profile of the portfolio over the last five years, in accordance with BCB Resolution No. 303. In addition, we respect the 0.05% floor for PD values, as established in Chapter II of the regulation.

The EAD is the expected value for the creditor's balance at the time of default. This value is derived from the balance at the time of valuation combined with possible movements that may the debtor balance up to the moment of default, considering the possibility of credit available to the client. In order to estimate the FCC (Credit Conversion Factor), credit conversion data was used considering the balances and credit conversion considering creditors' available balances and limits 12 months before the moment of default for revolving products. The financial institution stores data for a period of seven years, fulfilling the minimum requirement set out in Article 102 of Resolution No. 303.

The LGD is the estimation of the percentage of EAD that the institution will fail to recover in the event of default. This estimation is based on the events of default that have occurred and the subsequent behavior of net recoveries at present values[1]. Using the minimum period required by Article 102 of Resolution No. 303 as a starting point, recovery data is stored for a workout period sufficient to capture at least 90% of the observed recovery flow and clients after the moment of default. In the process of assigning the LGD parameter to each customer within the institution, possible factors that mitigate potential future losses are taken into account in order to obtain a fair value of this parameter, these mitigations are in compliance with Article 83 of Resolution No. 303.

In addition to the parameter models, the agribusiness portfolio has a set of models that are used to rank and classify the risk of the different counterparties (Risk Rating and Behavior Score models), based on the size of the counterparty, the niche in which it operates and the commercial strategy of the segment.

The models used in the concession process are developed by the modeling area in partnership with the credit analysis area, based on information from clients' financial statements, their history of behavior with the institution and in the market, in the evaluation of its management and governance process through internal data, bureaus and market information. These models assign a credit rating/score to each of the creditors allowing them to segregate very low-risk clients from higher-risk clients within an internal classification. Based on this internal classification assigned the risk parameters that will be used in the process of measuring and managing risk and, consequently, estimating capital in accordance with the methodology defined by the Central Bank in BCB Resolution 303.

Each of the models listed above goes through an approval governance that involves the area area and the independent validation area. The area is in a segregated structure from the validation area in order to guarantee independence of action. The decision on whether or not to approve or not of the model is made in the *Comitê Técnico de Avaliação de Modelos* (Technical Committee for Model Evaluation) where information about the model is presented, such as scope, definition of use, replicability, stability, adherence, discrimination and, finally, the opinion of the validation area. After this process, the model is still subject to periodic annual evaluations in order to determine whether or not there is a need for adjustments to the model. This monitoring is carried out by the independent validation area and its results can be found in table CR9 of this report. Additionally, the operational risk and internal audit teams evaluate the adherence of the models in relation to the normative aspects of BCB Resolution 303 itself.

EAD (in %)	**EAD covered by the various approaches**		
	Standardized approach	Foundation Approach (F-IRB)	Advanced Approach (A-IRB)
Agribusiness	0%	0%	100%
Wholesale	0%	0%	100%
Retail	0%	0%	100%

Portfolio	Model component	Number of models	Description
Agribusiness	PD	1	Model used to measure the probability of default in each of the classifications.
	EAD	1	Model used to allocate the balance at the time of of default.
	LGD	1	Model that determines the portion of EAD that wil not be recovered.

Portfolio	**Model**	**RWACIRB (%)**
Agribusiness	PD	100%
Wholesale	EAD	100%
Retail	LGD	100%

[1] Deducted from economic recoveries are deducted from the costs necessary to recover the amounts, such as legal fees and collection costs.

CR6: IRB – Credit risk exposures by portfolio and PD range [1][2]

R$ million | 12/31/2023

Portfolio	PD scale	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Average CCF	EAD post CRM and post- CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWA	RWA density	EL	Provisions
Wholesale, excluding financial receivables and the subcategory "revenue-generating real estate development" - A-IRB													
0.00 to <0.15	0.00 to <0.15	30,420	2,943	48.28%	31,841	0.09%	554	52.05%	2.6	10,521	33.04%	16	
0.15 to <0.25	0.15 to <0.25	12,769	817	53.95%	13,210	0.23%	617	45.78%	2.2	5,756	43.58%	14	
0.25 to <0.50	0.25 to <0.50	15,307	705	45.88%	15,629	0.39%	931	45.47%	2.1	8,576	54.87%	28	
0.50 to <0.75	0.50 to <0.75	9,440	757	19.42%	9,587	0.73%	970	39.86%	1.9	5,615	58.56%	28	
0.75 to <2.50	0.75 to <2.50	7,122	420	17.25%	7,194	1.36%	754	42.22%	2.0	5,882	81.75%	42	
2.50 to <10.00	2.50 to <10.00	4,344	167	14.14%	4,368	3.11%	472	40.03%	2.0	4,366	99.94%	54	
10.00 to <100.00	10.00 to <100.00	575	24	11.49%	578	38.74%	93	39.32%	2.1	1,015	175.67%	85	
100.00 (Default)	100.00 (Default)	499	8	10.00%	499	100.00%	94	49.04%	2.0	1,544	309.10%	245	
Sub Total	**Sub Total**	**80,476**	**5,842**	**41.61%**	**82,907**	**1.39%**	**4,485**	**46.81%**	**2.3**	**43,274**	**52.20%**	**513**	**290**
Other retail exposures, excluding retail receivables - A-IRB													
0.00 to <0.15	0.00 to <0.15	-	-	-	-	-	-	-	-	-	-	-	
0.15 to <0.25	0.15 to <0.25	1	-	-	1	0.23%	2	56.70%	1.0	-	25.69%	-	
0.25 to <0.50	0.25 to <0.50	3	-	-	3	0.40%	5	56.69%	1.0	1	35.86%	-	
0.50 to <0.75	0.50 to <0.75	-	-	-	-	0.73%	3	56.70%	1.0	-	50.17%	-	
0.75 to <2.50	0.75 to <2.50	-	-	-	-	1.36%	1	56.69%	1.0	-	65.10%	-	
2.50 to <10.00	2.50 to <10.00	1	-	-	1	5.35%	4	56.70%	1.0	1	83.82%	-	
10.00 to <100.00	10.00 to <100.00	-	-	-	-	51.41%	1	56.70%	1.0	-	145.08%	-	
100.00 (Default)	100.00 (Default)	-	-	-	-	-	-	-	-	-	-	-	
Sub Total	**Sub Total**	**5**	**-**	**-**	**5**	**2.13%**	**16**	**56.70%**	**1.0**	**2**	**46.84%**	**-**	**-**
Agribusiness													
0.00 to <0.15	0.00 to <0.15	30,420	2,943	48.28%	31,841	0.09%	554	52.05%	2.6	10,521	33.04%	16	
0.15 to <0.25	0.15 to <0.25	12,770	817	53.95%	13,211	0.23%	619	45.78%	2.2	5,756	43.56%	14	
0.25 to <0.50	0.25 to <0.50	15,310	705	45.88%	15,632	0.39%	936	45.48%	2.1	8,577	54.88%	28	
0.50 to <0.75	0.50 to <0.75	9,441	757	19.42%	9,588	0.73%	973	39.86%	1.9	5,615	58.56%	28	
0.75 to <2.50	0.75 to <2.50	7,122	420	17.25%	7,194	1.36%	755	42.22%	2.0	5,882	81.75%	42	
2.50 to <10.00	2.50 to <10.00	4,345	167	14.14%	4,369	3.11%	476	40.03%	2.0	4,366	99.94%	54	
10.00 to <100.00	10.00 to <100.00	575	24	11.49%	578	38.74%	94	39.32%	2.1	1,015	175.66%	85	
100.00 (Default)	100.00 (Default)	499	8	10.00%	499	100.00%	94	49.04%	2.0	1,544	309.10%	245	
	Sub Total	**80,481**	**5,842**	**41.61%**	**82,912**	**1.39%**	**4,501**	**46.81%**	**2.3**	**43,276**	**52.19%**	**513**	**290**

1) Transactions subject to counterparty credit risk are excluded, in accordance with BCB Normative Instruction No. 425.
2) Considers RWA internal models.

CR7: IRB – Effect on RWA of credit derivatives used as CRM techniques (1)(2)

R$ million	12/31/2023	
	Pre-credit derivatives RWA	Actual RWA
Financial Institutions - F-IRB	-	-
Wholesale, excluding financial receivables and the subcategory "revenue-generating real estate development" - F-IRB	-	-
Wholesale, excluding financial receivables and the subcategory "revenue-generating real estate development" - A-IRB	43,274	43,274
Revenue-generating real estate development - F-IRB	-	-
Revenue-generating real estate development - A-IRB	-	-
Wholesale receivables - F-IRB	-	-
Wholesale receivables - A-IRB	-	-
Retail – qualifying revolving - A-IRB	-	-
Residential mortgages - A-IRB	-	-
Other retail exposures, excluding retail receivables - A-IRB	2	2
Retail receivables - A-IRB	-	-
Total	**43,276**	**43,276**
Equity – AIRB	43,276	43,276

1) Transactions subject to counterparty credit risk are excluded, in accordance with BCB Normative Instruction No. 425.
2) Considers RWA internal models.

CR8: RWA flow statements of credit risk exposures under IRB (1)(2)

R$ million	RWA amounts
RWA as at end of previous reporting period (09/30/2023)	**43,655**
Asset size	(858)
Asset quality	613
Model updates	-
Methodology and policy	-
Acquisitions and disposals	-
Foreign exchange movements	(134)
Other	-
RWA as at end of reporting period (12/31/2023)	**43,276**

1) Transactions subject to counterparty credit risk are excluded, in accordance with BCB Normative Instruction No. 425.
2) Considers RWA internal models.

CR9: IRB – Backtesting of probability of default (PD) per portfolio

R$ million 12/31/2023

Portfolio	PD Range	Weighted average PD	Arithmetic average PD by obligors	Arithmetic average PD by obligors	Number of obligors		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate
					End of previous year	End of the year			
Wholesale, excluding financial receivables and the subcategory "revenue-generating real estate development" - A-IRB									
	0.00 to <0.15	-	0.09%	0.12%	536	554	-	-	0.05%
	0.15 to <0.25	-	0.23%	0.24%	633	617	-	-	0.17%
	0.25 to <0.50	-	0.39%	0.40%	625	931	-	-	0.25%
	0.50 to <0.75	-	0.73%	0.74%	721	970	3	-	0.25%
	0.75 to <2.50	-	1.36%	1.36%	495	754	4	-	1.95%
	2.50 to <10.00	-	3.11%	3.36%	524	472	5	-	3.14%
	10.00 to <100.00	-	38.74%	36.45%	70	93	15	-	23.74%
	100.00 (Default)	-	100.00%	100.00%	54	94	-	-	-
Subtotal		**-**	**1.39%**	**3.73%**	**3,658**	**4,485**	**27**	**-**	**2.50%**
Other retail exposures, excluding retail receivables - A-IRB									
	0.00 to <0.15	-	-	-	-	-	-	-	-
	0.15 to <0.25	-	0.23%	0.24%	-	2	-	-	-
	0.25 to <0.50	-	0.40%	0.40%	-	5	-	-	-
	0.50 to <0.75	-	0.73%	0.74%	-	3	-	-	-
	0.75 to <2.50	-	1.36%	1.36%	-	1	-	-	-
	2.50 to <10.00	-	5.35%	5.00%	-	4	-	-	-
	10.00 to <100.00	-	51.41%	51.42%	-	1	-	-	-
	100.00 (Default)	-	-	-	-	-	-	-	-
Subtotal		**-**	**2.13%**	**4.35%**	**-**	**16**	**-**	**-**	**-**
Agribusiness									
	0.00 to <0.15	-	0.09%	0.12%	536	554	-	-	0.05%
	0.15 to <0.25	-	0.23%	0.24%	633	619	-	-	0.17%
	0.25 to <0.50	-	0.39%	0.40%	625	936	-	-	0.25%
	0.50 to <0.75	-	0.73%	0.74%	721	973	3	-	0.25%
	0.75 to <2.50	-	1.36%	1.36%	495	755	4	-	1.95%
	2.50 to <10.00	-	3.11%	3.37%	524	476	5	-	3.14%
	10.00 to <100.00	-	38.74%	36.61%	70	94	15	-	23.74%
	100.00 (Default)	-	100.00%	100.00%	54	94	-	-	-
Total		**-**	**1.39%**	**3.73%**	**3,658**	**4,501**	**27**	**-**	**2.50%**

Counterparty Credit Risk (CCR)

CCRA: Qualitative disclosure related to CCR

Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco has well-defined rules for calculating its managerial and regulatory exposure to this risk, and the models developed are used both for the governance of consumption of limits and management of counterparties sub-limits, as well as for the allocation of capital, respectively.

The managerial volatility of the potential credit risk (PCR) of derivatives (interpreted as the amount of potential financial exposure that an operation can reach until its maturity) and the volatility of repurchase agreements and foreign exchange transactions are monitored periodically to maintain the exposure at levels considered acceptable by the institution's management.

The risk may be mitigated by the use of margin call, initial margin or other mitigating instrument.

Currently, Itaú Unibanco does not have impact in the amount of collateral that the bank would be required to provide given a credit rating downgrade. The regulatory exposures of counterparty credit risk are presented as follows.

CCR1: Analysis of CCR exposures by approach

R$ million					12/31/2023
	Replacement cost	Potential future exposure	Multiplier applied to the calculation of EAD	EAD post mitigation	RWA
SA-CCR Approach	13,255	9,861	1.4	32,361	21,987
CEM Approach	-	-		-	-
Simple Approach for CCR mitigation (for SFTs and asset loans)				-	-
Comprehensive Approach for CCR mitigation (for SFTs and asset loans)				614,550	6,645
Total					**28,632**

CCR3: Standardised approach – CCR exposures by regulatory portfolio and risk weights

R$ million	Risk weight (FPR)									12/31/2023
Counterparties	**0%**	**10%**	**20%**	**50%**	**65%**	**85%**	**100%**	**150%**	**Others**	**Total**
Sovereigns	198,446	-	35	-	-	-	-	-	-	198,481
Non-central government public sector entities	39	-	-	-	10	-	-	-	-	49
Multilateral development banks	-	-	-	-	-	-	-	-	-	-
Banks and other Financial Institutions authorized by Brazil Central Bank	74,829	-	3,837	539	-	-	3	479	8,172	87,859
Corporates	332,333	-	-	-	7,210	2,616	17,368	-	-	359,527
Other Counterparties	476	-	-	-	-	-	657	59	3	1,195
Total	**605,923**	**-**	**3,872**	**539**	**7,220**	**2,616**	**18,028**	**538**	**8,175**	**646,911**

In the tables CCR1 and CCR3 there was a decrease of exposure of SFTs, concentrated in Sovereign operations, partly offset by the increase in Corporate.

CCR5: Composition of collateral for CCR exposures

R$ million						12/31/2023
	Collateral used in derivative transactions				Collateral used in SFTs and asset loans	
	Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
	Segregated	Unsegregated	Segregated	Unsegregated		
Cash - domestic currency	-	-	-	-	355,500	227,348
Cash - other currencies	-	5,403	28	5,001	2,207	4,955
Domestic sovereign debt	-	-	11,727	-	253,180	330,324
Government agency debt	-	-	16,274	-	2,335	2,911
Corporate bonds	-	-	24,915	-	585	32,470
Equity securities	-	-	-	-	-	1,605
Other collateral	-	-	49	-	-	18
Total	-	**5,403**	**52,993**	**5,001**	**613,807**	**599,631**

Decrease of posted collateral and increase of received collateral used in derivatives transactions and decrease of collateral used in SFTs.

CCR6: CCR associated with credit derivatives exposures

In R$ million		12/31/2023
	Protection bought	Protection sold
Notionals		
Single-name credit default swaps	13,664	20,220
Index credit default swaps	363	48
Total return swaps	-	18,738
Total notionals	**14,027**	**39,006**
Fair values	**(32)**	**165**
Positive fair value (asset)	47	235
Negative fair value (liability)	(79)	(70)

CCR8: CCR associated with Exposures to central counterparties

R$ million	12/31/2023	
	EAD (post-CRM)	RWA
Exposures to qualifying CCPs (QCCPs total)		2,172
Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	8,515	272
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	8,515	272
(iii) Securities financing transactions	-	-
(iv) Netting sets where cross-product netting has been approved	-	-
Segregated initial margin	-	
Non-segregated initial margin	7,759	1,869
Pre-funded default fund contributions	115	31
Unfunded default fund contributions	-	-
Exposures to non-qualifying CCPs (Non-QCCPs total)		-
Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	-	-
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	-	-
(iii) Securities financing transactions	-	-
(iv) Netting sets where cross-product netting has been approved	-	-
Segregated initial margin	-	
Non-segregated initial margin	-	-
Pre-funded default fund contributions	-	-
Unfunded default fund contributions	-	-

Increase in Derivatives exposures settled at QCCPs.

Securitisation Exposures

SECA: Qualitative disclosure requirements related to securitisation exposures

Currently, Itaú Unibanco coordinates and distributes issues of securitized securities in the capital market with or without a firm placement guarantee. In case of exercising the firm guarantee, the bank will assume the risk as an investor in the operation.

Itaú Unibanco does not act as a sponsoring counterpart of any specific purpose company with the objective of operating in the securitisation market, nor does it manage entities that acquire securities issued or originated by their own.

In relation to accounting, it should be noted that (i) assets representing third-party securitisations are accounted for as well as other assets owned by the Bank, according to the brazilian accounting standards; and (ii) securitisation credits originating from Itaú Unibanco's own portfolio remain accounted for in cases of credit assignment with co-obligation.

In 2023, Itaú Unibanco did not carry out the sale of credit securitization assets without substantial risk retention and did not assign exposures with substantial risk retention, which have been honored, repurchased or written off as loss.

SEC1: Securitisation exposures in the banking book

R$ million									12/31/2023
	Bank acts as originator			Bank acts as sponsor			Banks acts as investor		
	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal
Retail (total) - of which	-	-	-	-	-	-	9,350	-	9,350
residential mortgage	-	-	-	-	-	-	-	-	-
credit card	-	-	-	-	-	-	3,476	-	3,476
other retail exposures	-	-	-	-	-	-	5,874	-	5,874
re- securitisation	-	-	-	-	-	-	-	-	-
Wholesale (total) - of which	-	-	-	-	-	-	3,505	-	3,505
loans to corporates	-	-	-	-	-	-	3,505	-	3,505
commercial mortgage	-	-	-	-	-	-	-	-	-
lease and receivables	-	-	-	-	-	-	-	-	-
other wholesale	-	-	-	-	-	-	-	-	-
re- securitisation	-	-	-	-	-	-	-	-	-

SEC2: Securitisation exposures in the trading book

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC2.

SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC3.

SEC4: Securitisation exposures in the banking book and associated capital requirements - bank acting as investor

R$ million												12/31/2023
	Exposure values (by risk weight bands)					Exposure values (by regulatory approach)		RWA (by regulatory approach)		Capital Requirements		
	≤20%	20% < FPR < 50%	50% ≤ FPR < 100%	100% ≤ FPR < 1.250%	1250%	Standardized approach	1250%	Standardized approach	1250%	Standardized approach	1250%	
Total exposures	-	11,550	781	523	-	12,854	-	4,141	-	331	-	
Traditional securitisation	-	11,550	781	523	-	12,854	-	4,141	-	331	-	
Of which securitisation	-	11,550	781	523	-	12,854	-	4,141	-	331	-	
Of which retail underlying	-	8,215	613	522	-	9,350	-	3,249	-	260	-	
Of which wholesale	-	3,335	168	1	-	3,504	-	892	-	71	-	
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-	
Synthetic securitisation	-	-	-	-	-	-	-	-	-	-	-	
Of which securitisation	-	-	-	-	-	-	-	-	-	-	-	
Of which retail underlying	-	-	-	-	-	-	-	-	-	-	-	
Of which wholesale	-	-	-	-	-	-	-	-	-	-	-	
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-	

Market Risk

MRA: Qualitative disclosure requirements related to market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of:

- Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
- Provide a disciplined and well informed dialogue on the overall market risk profile and its evolution over time;
- Increase transparency as to how the business works to optimize results;
- Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
- Monitoring and avoiding the concentration of risks.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products.

The market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Resolution 111. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term.

The market risk management is based on the following key metrics:

- Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval;
- Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
- Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
- Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and

- Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

- Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

- Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and

- Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco.

The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco's risk appetite.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

MR1: Market risk under standardized approach

R$ million	12/31/2023
Risk factors	**RWA_{MPAD}**
Interest Rates	**40,651**
Fixed rate denominated in reais (RWA_{JUR1})	10,879
Foreign exchange linked interest rate (RWA_{JUR2})	17,105
Price index linked interest rate (RWA_{JUR3})	12,667
Interest rate linked interest rate (RWA_{JUR4})	-
Stock prices (RWA_{ACS})	**1,032**
Exchange rates (RWA_{CAM})	**776**
Commodity prices (RWA_{COM})	**3,141**
Total [(1)]	**52,299**

1) Considers the RWAcva amount of R$6,699, according to Resolution BCB No. 4958/21.

Compared to September, the Standardized Model (RWA_{MPAD}) metric showed a reduction, with its effect distributed over exposure to inflation coupons, foreign exchange and commodities.

Regarding the Internal Model (RWA_{MINT}), the metric also showed a reduction.

MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA)

In the internal models approach, the stressed VaR and VaR models are used. These models are applied to operations in the Trading Book and Banking Book. For the Trading Book, the risk factors considered are: interest rates, inflation rates, exchange rates, stocks and commodities. For the Banking Book, exchange rates and commodities are considered. The VaR and stressed VaR models are used in the companies of the Prudential Conglomerate that are presented in the following table:

Institution	Model considered for Market Risk
A1 Hedge Orange Master Fundo de Investimento Multimercado	VaR and Stressed VaR
Aj Titulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	VaR and Stressed VaR
Banco Investcred Unibanco S.A.	VaR and Stressed VaR
Banco Itaú BBA S.A.	VaR and Stressed VaR
Banco Itaú Chile	VaR and Stressed VaR
Banco Itaú Consignado S.A.	VaR and Stressed VaR
Banco Itaú Veiculos S.A.	VaR and Stressed VaR
Banco ItauBank S.A.	VaR and Stressed VaR
Banco Itaucard S.A.	VaR and Stressed VaR
Cloudwalk Kick Ass I Fundo De Investimento Em Direitos Creditórios	VaR and Stressed VaR
Dibens Leasing S.A. - Arrendamento Mercantil	VaR and Stressed VaR
FIDC B2cycle NPL	VaR and Stressed VaR
FIDC Cloudw Akira I	VaR and Stressed VaR
FIDC Orange NP	VaR and Stressed VaR
FIDC Sumup Solo	VaR and Stressed VaR
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	VaR and Stressed VaR
Fundo A1 Hedge Orange Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	VaR and Stressed VaR
Fundo De Invest Dir Creditórios Não Padron NPL II	VaR and Stressed VaR
Fundo de Investimento em Direitos Creditórios IA	VaR and Stressed VaR
Fundo de Investimento em Direitos Creditórios Soul	VaR and Stressed VaR
Fundo em Direitos Creditórios Cielo Emissores I	VaR and Stressed VaR
Fundo Fortaleza de Investimento Imobiliário	VaR and Stressed VaR
Fundo Kinea Ações	VaR and Stressed VaR
Fundo Kinea Ventures	VaR and Stressed VaR
Hipercard Banco Múltiplo S.A.	VaR and Stressed VaR
Ideal Corretora de Titulos e Valores Mobiliarios S.A.	VaR and Stressed VaR
Ideal Holding Financeira S.A.	VaR and Stressed VaR
Intrag Distribuidora de Titulos e Valores Mobiliários Ltda.	VaR and Stressed VaR
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	VaR and Stressed VaR
Itaú Administradora de Consórcios Ltda.	VaR and Stressed VaR
Itaú Administradora de Fondos de Inversión S.A.	VaR and Stressed VaR
Itaú Bank & Trust Bahamas Ltd.	VaR and Stressed VaR
Itaú Bank & Trust Cayman Ltd.	VaR and Stressed VaR
Itaú Bank, Ltd.	VaR and Stressed VaR
Itaú BBA Trading S.A.	VaR and Stressed VaR
Itaú BBA USA Securities Inc.	VaR and Stressed VaR
Itaú Chile New York Branch	VaR and Stressed VaR
Itaú Cia. Securitizadora de Créditos Financeiros	VaR and Stressed VaR
Itaú Corredores de Bolsa Limitada	VaR and Stressed VaR
Itaú Corretora de Valores S.A.	VaR and Stressed VaR
Itaú Distribuidora de Titulos e Valores Mobiliários S.A.	VaR and Stressed VaR
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	VaR and Stressed VaR
Itaú OT Titulos Públicos Renda Fixa Referenciado DI Fundo de Investimento em Cotas de Fundos de Investimento	VaR and Stressed VaR
Itaú Unibanco Holding S.A.	VaR and Stressed VaR
Itaú Unibanco Holding S.A., Grand Cayman Branch	VaR and Stressed VaR
Itaú Unibanco S.A.	VaR and Stressed VaR
Itaú Unibanco S.A., Nassau Branch	VaR and Stressed VaR
Itaú Unibanco Veiculos Administradora de Consórcios Ltda.	VaR and Stressed VaR
ITB Holding Ltd.	VaR and Stressed VaR
Kinea Ações Fundo de Investimento em Ações	VaR and Stressed VaR
Kinea CO-investimento Fundo de Investimento Imobiliario	VaR and Stressed VaR
Kinea Equity Infra I Feeder Institucional I Fip Multiestratégia	VaR and Stressed VaR
Kinea Equity Infra I Warehouse Feeder MM Ficfi CP	VaR and Stressed VaR
Kinea I Private Equity FIP Multiestrategia	VaR and Stressed VaR
Kinea Juros e Moeda CDI Institucional Fundo de Investimento em Cotas de Fundo de Investimentos Multimercado	VaR and Stressed VaR
Kinea Juros e Moeda Ipca Institucional Fundo de Investimento Em Cotas de Fundo de Investimentos Multimercado	VaR and Stressed VaR

Kinea KP Fundo de Investimento Multimercado Crédito Privado	VaR and Stressed VaR
Kinea Nepal FIF - Classe de Investimento Em Cotas Multimercado Crédito Privado Responsabilidade Limitada	VaR and Stressed VaR
Kinea Nepal FIF Multimercado Crédito Privado - Responsabilidade Limitada	VaR and Stressed VaR
Kinea RF CP Institucional	VaR and Stressed VaR
Licania Fund Limited	VaR and Stressed VaR
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	VaR and Stressed VaR
Microinvest S.A. Soc. de Crédito a Microempreendedor	VaR and Stressed VaR
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	VaR and Stressed VaR
Pont Sociedad Anónima	VaR and Stressed VaR
Redecard Instituição de Pagamento S.A.	VaR and Stressed VaR
Redecard Sociedade de Crédito Direto S.A.	VaR and Stressed VaR
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	VaR and Stressed VaR
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	VaR and Stressed VaR
Tarumã Fundo Incentivado de Investimento em Debêntures de Infraestrutura Renda Fixa Crédito Privado	VaR and Stressed VaR

Itaú Unibanco, for regulatory purposes, uses the historical simulation methodology to calculate the VaR and Stressed VaR. This methodology uses the returns observed in the past to calculate the gains and losses of a portfolio over time, with a 99% confidence interval and a holding period of at least 10 days. On December 31, 2023, VaR represented 50% of the capital requirement, while the stressed VaR represented 50%. The same methodology is used for management purposes, that is, there are no differences between the managerial and regulatory models.

In relation to the VaR model, the historical returns are daily updated. Itaú Unibanco uses in its VaR model both the unweighted approach, in which historical data have the same weight, and the weighted by the volatility of returns. For the calculation of volatilities, the Exponentially Weighted Moving Average method is used. The Historical VaR methodology with 10-day maintenance periods assumes that the expected distribution for possible losses and gains for the portfolio can be estimated from the historical behavior of the returns of the market risk factors to which this portfolio is exposed. The returns observed in the past are applied to current operations, generating a distribution of probability of losses and simulated gains that are used to estimate the Historical VaR, according to the 99% confidence level and using a historical period of 1,000 days. Losses and gains from linear operations are calculated by multiplying mark-to-market by returns, while non-linear operations are recalculated using historical returns. The returns used in simulating the movements of risk factors are relative.

Regarding the Stressed VaR model, the calculation is performed for a time horizon of 10 working days, considering the 99% confidence level and simple returns in the historical period of one year. The historical stress period is periodically calculated for the period since 2004 and can be revised whenever deemed necessary. This can occur when the composition of Itaú Unibanco's portfolios changes significantly, when changes are observed in the results of the simulation of historical returns or when a new market crisis occurs. Losses and gains from linear operations are calculated by multiplying mark to market by returns, while non-linear operations are recalculated using historical returns.

In addition to the use of VaR, Itaú Unibanco carries out daily risk analysis in extreme scenarios through a diversified framework of stress tests, in order to capture potential significant losses in extreme market situations. The scenarios are based on historical, prospective crises and predetermined shocks in risk factors. One factor that has a great influence on the results of the tests, for example, is the correlation between the assets and the respective risk factors, and this effect is simulated in several ways in the various scenarios tested.

In order to identify its greatest risks and assist in the decision-making of treasury and senior management, the results of stress tests are assessed by risk factors, as well as on a consolidated basis.

The effectiveness of the VaR model is proven by backtesting techniques, by comparing hypothetical and actual daily losses and gains, with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the established VaR limits must be compatible, within an acceptable statistical margin, with three different confidence intervals (99%, 97.5% and 95%), in three different historical windows (250, 500 and 750 working days). This includes nine different samples, therefore ensuring the statistical quality of the historical VaR hypothesis.

Itaú Unibanco has a set of processes, which are periodically executed by the internal control teams, whose objective is to independently replicate the metrics that influence market risk capital by internal models. In addition

to the results of the periodic processes, Itaú Unibanco assesses the process of measuring time horizons by risk factors and the estimate of the stress period for calculating the stressed VaR. The validation of the internal model includes several topics considered essential for the critical analysis of the model, such as, the evaluation of the model's limitations, the adequacy of the parameters used in the volatility estimate and the comprehensiveness and reliability of the input data.

MR2: RWA flow statements of market risk exposures under an IMA

Exposures subject to market risk

The following table presents the exposures subject to market risk in the internal models approach, for calculating the capital requirement.

R$ million	VaR	Stressed VaR	Other	Total RWA_{MINT}
RWAMINT - 09/30/2023	**10,858**	**9,940**	**1,607**	**22,405**
Movement in risk levels	(3,534)	(2,533)	-	(6,067)
Updates/changes to the internal model	-	-	-	-
Methodology and regulation	-	-	-	-
Acquisitions and disposals	-	-	-	-
Foreign exchange movements	1,394	1,379	-	2,773
Other	-	-	(240)	(240)
RWAMINT - 12/31/2023	**8,718**	**8,786**	**1,367**	**18,871**

RWAMINT decrease in relation to the previous quarter due to a reduction of risk levels, both in VaR and stressed VaR.

MR3: IMA values for trading portfolios

The following table presents the VaR and stressed VaR values determined by the internal market risk models.

R$ million	12/31/2023
VaR (10 days, 99%)	
Maximum value	315
Average value	187
Minimum value	127
Quarter end	138
Stressed VaR (10 days, 99%)	
Maximum value	486
Average value	233
Minimum value	108
Quarter end	172

VaR and stressed VaR decreased compared to the previous quarter due to reduction of exposure to interest rates.

MR4: Comparison of VaR estimates with gains/losses

Backtesting

The effectiveness of the VaR model is validated by backtesting techniques, comparing daily hypothetical and actual results with the estimated daily VaR. The daily VaR is calculated over a one-day maintenance horizon, according to the 99% confidence level and using a historical period of 1,000 days. The percentage of capital requirement associated with this model is 100%.

The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into:

- Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;
- Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and
- Red (10 or more exceptions): need for improvement actions.

The following chart shows the comparison between VaR and actual and hypothetical results:


VaR, actual and hypothetical P&L comparison
R$ Millions
100
50
0
-50
-100
-150
Dec-22
Jan-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Hypothetical P&L
Actual P&L
VaR
Exceptions for hypothetical losses
Exceptions for actual losses

In relation to the hypothetical and actual results, there was no exception.

The actual results do not include fees, brokerage fees and commissions. There are no profit reserves.

Total Exposure associated with Derivatives

The main purpose of the derivative positions is to manage risks in the Trading Book and in the Banking Book in the corresponding risk factors.

Derivatives: Trading and Banking

R$ million — 12/31/2023

	With Central Counterparty				Without Central Counterparty			
	Onshore		Offshore		Onshore		Offshore	
Risk Factors	Long	Short	Long	Short	Long	Short	Long	Short
Interest Rates	131,412	(320,909)	14,061	(15,405)	103,987	(135,148)	72,641	(136,936)
Foreign Exchange	215,268	(192,138)	71,921	(60,964)	51,343	(80,825)	436,730	(430,002)
Equities	8,460	(5,828)	443	(678)	201	(1,459)	28	-
Commodities	1,834	(1,848)	-	(71)	1,199	(1,304)	111	-

Remuneration of Directors

REMA: Compensation Policy

Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on our management compensation-related matters. Its duties include, but are not limited to: developing a compensation policy for our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending adjustments or improvements to the Board of Directors. The Committee has its own internal charter, approved by the Board of Directors on August 28, 2018, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Compensation Committee Internal Charter.

Composition of Compensation Committee

Name Taxpayer ID (CPF) Date of birth	Position held	Election date Term of office Number of consecutive terms of office
Geraldo José Carbone 952.589.818-00 08/02/1956	Independent Committee member (and non-administrator, under the terms of CMN Resolution 3,921) (Effective)	04/27/2023 Annual 6
Candido Botelho Bracher 039.690.188-38 12/05/1958	Committee Member (Effective)	04/27/2023 Annual 3
João Moreira Salles 295.520.008-58 04/11/1981	Committee Member (Effective)	04/27/2023 Annual 3
Roberto Egydio Setubal 007.738.228-52 10/13/1954	Chairman of the Committee	04/27/2023 Annual 7

Compensation governance

Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy.

Our Compensation Policy, formally approved by the Board of Directors and revised on February 29, 2024, is aimed at consolidating our compensation principles and practices to attract, reward, retain and motivate management members and employees in the sustainable running of business, subject to proper risk limits and always in line with the stockholders' interests.

Annually, the Compensation Committee evaluates and, if necessary, proposes improvements to the Compensation Policy. After this careful analysis by the Compensation Committee, the Policy is submitted to the Board of Directors' evaluation.

In 2022, the Extraordinary General Stockholders' Meeting approved the revision, formalization and ratification of the Stock Grant Plan ("Stock Grant Plan") to consolidate general rules in connection with long-term incentive

programs involving stock grant to management members and employees of the Issuer and of its direct and indirect controlled companies. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and with the Issuer's management members as target audiences, we highlight the Variable Stock-Based Compensation, the Fixed StockBased Compensation (for members of the Board of Directors only), and the Partners, those also included in the information provided along the REMA table. The Stock Grant Plan is available on: www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan.

In order to bring more transparency about our compensation model, since 2020 we started to disclosure a document that consolidates the main practices and principles that guide the compensation payment to our management members. This document, named Remuneration Policy, makes public the bases of our remuneration model and is available at www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Policies > Administrator Compensation Policy and Clawback.

Additionally, since 2019 the Compensation Committee determined that Executive Committee members should retain the ownership of a minimum number of the Issuer's shares equivalent to ten times the annual fixed compensation of the CEO and to five times the annual fixed compensation of the other members. Until December 31, 2023, the CEO and most of the Executive Committee members comply with the minimum ownership requirement. The requirement must be accomplished up to five years after taking up their functions.

For 2024, the requirement remained the same. The new members of the Executive Committee and the CEO must comply with the requirement in up to five years.

The Issuer also provides a Plan for Granting Stock Option ("Stock Option Plan") to its management members and employees, as well as to the management members and employees of its controlled companies, allowing the alignment of the interests of management members to those of stockholders, as they share the same risks and gains due to their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS.

The Personnel Committee is responsible for making institutional decisions and supervising the Stock Option Plan implementation and operation.

For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, please see item 7.1 of the Reference Form available on www.itau.com.br/investor.relations > Menu > Reports > CVM > Reference Form.

Compensation Policy – Compensation composition

Composition of the annual compensation of members of the Board of Directors, Board Officers, Fiscal Council Board and Audit Committee

Board of Directors (1) (2) (3)

Fixed monthly compensation
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting

Annual fixed compensation
Stock-based compensation approved at the Annual General Stockholders' Meeting

Annual variable compensation
Stock-based compensation approved only in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution No. 3,921 and limited to the extent determined by the Annual General Stockholders' Meeting

Board of Officers (2)

Fixed monthly compensation
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting

Benefits plan
Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance

Annual variable compensation
Statutory profit, sharing and fees (in cash and in shares) approved by the Compensation Committee and limited to the annual amount approved at the Annual General Stockholders' Meeting

Fiscal Council

Fixed monthly compensation
Fees in cash approved at the Annual General Meeting

Audit Committee (3) (4)

Fixed monthly compensation
Fees in cash set by the Board of Directors

1. If the member of the Board of Directors is also a member of the Executive Board of Itaú Unibanco or its subsidiaries, their compensation will follow the remuneration model for Board Officers. Management who are also members of our statutory and non-statutory committees or of our subsidiaries or affiliates are remunerated for their functions in the bodies or executive areas in which they work. As a rule, they do not receive remuneration for participating in these committees. The non-management member of the Compensation Committee receives compensation for carrying out his duties on that Committee
2. The maximum amounts of remuneration are determined by the limits imposed by article 152 of the Companies Act.
3. Members of the Board of Directors receive benefits if they have previously been officers of the Company, and members of the Audit Committee may receive benefits.
4. If members of the Audit Committee are also members of the Board of Directors, the remuneration policy for the Board is adopted.

We adopt compensation and benefits strategies that vary according to the area of operation and market parameters. We periodically check these parameters through:

- hiring of salary surveys, carried out by specialized consultants;
- participation in research carried out by other banks; and
- participation in forums specialized in remuneration and benefits.

The fixed compensation of the Board of Directors and the Executive Board, as well as the benefits plan granted to the executive officers, are not impacted by performance indicators.

Fiscal Council: member of the Fiscal Council are paid monthly fixed compensation amount only and are not eligible for the benefit plan. Additionally, in accordance with applicable legislation, compensation members of the Fiscal Council may not be lower, for each acting member, than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Audit Committee: The members of the Audit Committee are paid monthly fixed compensation amount only and can receive benefit. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

Board of Directors: The compensation of the Board of Directors is in line with market practices and takes into consideration the directors' résumés, their background in the Issuer and the activities performed by them within the scope of the Board of Directors itself, the exercise of the presidency in the board and other functions they may perform. In this context, there may be differentiated remunerations among these members. This practice is in line with the Issuer's purpose of attracting outstanding professionals from different segments and with diverse expertise and professional experience.

a) Monthly fixed compensation: it is consistent with market practices and revised frequently enough to attract qualified professionals.

b) Annual fixed compensation in shares: the annual fixed compensation to the members of the Board of Directors is paid in the Issuer's preferred shares

c) Annual variable compensation in shares: for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a) Monthly fixed compensation: it is established in accordance with the function performed and based on the internal equality principle, also providing mobility across our different businesses. Fixed compensation amounts are defined considering market competition.

b) Annual variable compensation in shares[1] :


The annual variable compensation
takes into account three main factors:
Performance
of the officer
The result of
the applicable
business area
Financial results
of the company
$

(1) Within the limits established by legislation, those Officers in charge of internal control and risk departments have their compensation determined irrespectively of the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to impacts arising from the Company's results.

b) i. Distribution of annual variable compensation[2]:


Regarding the annual variable compensation:
30%
is paid in cash on demand
ITUB4
70%
is paid through the delivery of our preffered shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year

(2) In accordance with Resolution No. 3,921 of the National Monetary Council, a portion of the variable compensation must be deferred

b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers:


Delivery of preferred shares
They are awarded in the year following the performance year to which they refer.
Of the total amount granted, one third is paid out each year for a period of three years.
ITUB4
Performance year
Year of concession
Year 1
Year 2
Year 3
Delivery years
To calculate the value of the shares used in the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to granting the shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.
From the grant date to the vesting dates, an amount equivalent to the dividends and interest on own capital will be paid through the payroll of the shares delivered, on each vesting date, adjusted by the rate of return of the Financial Deposit Certificate (CDI).

The Issuer establishes, in addition to the annual variable remuneration, which seeks to link the members who receive it to the Issuer's projects and results, the Partner Program, which aims to align risk management in the short, medium and long term, as well as align the interests of the program participants to those of our shareholders, benefiting them in proportion to the gains obtained by the Issuer and its shareholders.

Compensation Policy – stock-based compensation

a) General terms and conditions

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they tie up management members to the Issuer's projects and results in the long-term, work as tools that motivate individual

development and commitment, and retain management members, as stock-based payments are made in the long term.

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stockbased instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option ("Stock Option Plan"), as described below:

(1) Compensation Policy – stock-based compensation

Annual fixed compensation in shares:

This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco conglomerate.

For the purposes of calculating the value of the shares that are used to compose the remuneration in shares or share-based instruments, the average closing price of the preferred shares of Itaú Unibanco Holding on B3 - Bolsa, Brasil, Balcão ("B3") is used.), in the thirty (30th) days prior to the calculation, which must be carried out on the 7th (seventh) business day prior to the date of the event, grant or delivery of shares ("Pricing Period"), adjusted by the proceeds that are distributed between the Pricing Period and the scheduled date for the event, but which are not earned by the beneficiaries.

The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period.

Annual variable compensation in shares:


Delivery of preferred shares
They are awarded in the year following the performance year to which they refer.
Of the total amount granted, one third is paid out each year for a period of three years.
ITUB4
Performance year
Year of concession
Year 1
Year 2
Year 3
Delivery years
To calculate the value of the shares used in the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to granting the shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.
From the grant date to the vesting dates, an amount equivalent to the dividends and interest on own capital will be paid through the payroll of the shares delivered, on each vesting date, adjusted by the rate of return of the Financial Deposit Certificate (CDI).
These installments may be reduced or not paid due to any significant reduction in our recurring net income or negative result in the applicable Business area in the deferral period, except when the reduction or negative result results from extraordinary, unforeseeable events external to the Itaú Unibanco conglomerate, which also affect other financial institutions and are not related to the actions or omissions of the managers. The Remuneration Committee may decide to apply "Malus" even in these cases.

(2) Partners Program

Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short-, medium- and long-term risks.

This program is aimed at officers and employees in view of their history of contribution, relevant work and also outstanding performance. It has two types of appointments: Holding Partners and Partners. Main differences are as follows:


Holding Partners
Participants may be elected to the category of Holding partner or partner and both of them will be eligible to receive shares as a return on the investment made through the Program (Matching).
Partners
term of office with an indefinite term
no reelection limit
Mandatory to invest 50% to 100% of net variable compensation.
three-year term of office
no reelection limit
Mandatory to invest 35% to 70% of net variable compensation.


Partners Program
ITUB4
This investment must be retained for
30%
70%
Holding Partners
50%
50%
Partners
Matching
Holding partners and partners are eligible to receive shares as a return on the investment made through the Program(Matching).
AVAILABLE FOR SALE
100%
Grant year
Year 1
Year 2
Year 3
Year 4
Year 5
Delivery
(for Holding Partners)
(for Partners)
DELIVERY YEAR
DELIVERY YEAR
50% vests in the 3rd year and 50% vests in the 5th year after the award (for Partners)
50% vests in the 3rd year and 50% vests in the 5th year after the award (for Partners)
ITUB4
To calculate the acquisition price of Shares, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the date expected for the acquisition of Shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date.

(3) Stock Option Plan

We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the conglomerate's development process in the medium- and long-terms.

Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, grace periods and terms of options, in accordance with the rules set forth therein.

Options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends.

No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS.

For further information on the Stock Option Plan, please see the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan.

b) Main objectives of the plan

Stock-based compensation models have the primary purpose of aligning management members' interests with those of the Issuer's stockholders, as they share the same risks and earnings provided by their share appreciation.

c) How the plan contributes to these objectives

Stock-based payment models are intended to motivate management members to contribute to the Issuer's good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization's long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer's capital stock.

d) How the plan is inserted in the Issuer's compensation policy

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer's projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term.

e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer

Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the "owners" of the business, therefore aligning their interests with those of the stockholders. Additionally, they motivate management members to remain at the Issuer, since general rule dictates that a member leaving the company will lose their rights to stock-based payments (please see sub item "i - Effects of the management member's leave from the Issuer's bodies on their rights, as provided for in the stock-based compensation plan").

f) Maximum number of shares covered by the plan

In order to limit the maximum dilution to which Stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with Resolution No. 3,921 of the National Monetary Council, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer's shares that stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven (7) fiscal years.

g) Restrictions on the transfer of shares

Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date.

Partners Program: after receiving the Partners Shares within three and five years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date.

Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. As a rule, the period of this unavailability defined by the committee is two (2) years after the option is exercised.

h) Criteria and events that may cause the suspension, amendment or termination of the plan

Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, expect when the reduction or negative result arises from extraordinary, unforeseeable events, external to Itaú Unibanco Holding, which also affect other financial institutions and are not related to the actions or omissions of the management members. The Compensation Committee may decide to apply the malus even in these cases. Additionally, the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors.

Partners Program: any Partners Shares still to be received may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, expect when the reduction or negative result arises from extraordinary, unforeseeable events, external to Itaú Unibanco Holding, which also affect other financial institutions and are not related to the actions or omissions of the management members. The Compensation Committee may decide to apply the malus even in these cases. Additionally, the Partners Program may be amended upon approval from the Compensation Committee or the Personnel Committee.

Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the StockOption Plan may only be amended or terminated if proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary Stockholders' Meeting.

Furthermore, in December 2023 the Company adopted the Clawback policy (as an annex to the Directors' Remuneration Policy), which consists of the recovery of remuneration amounts granted or paid in excess to Directors appointed as the policy's target audience in case of restatement of financial results. The clawback policy is applied to all Long-Term Incentive programs. The policy is available on the Investor Relations website (www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Regulations and Policies > Policies > Administrator Compensation Policy and Clawback.

i) Effects of the management member's leave from the Issuer's bodies on their rights, as provided for in the stock-based compensation plan

Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. The extinction will occur on the date they leave the job permanently, that is, in cases where there is a garden leave contract (period of absence prior to the formal termination of the employment or statutory relationship), they will be extinguished at the beginning of such contract. However, subject to the criteria

established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares.

Partners Program: the general rule when a member leaves is the termination of Partners Shares not yet delivered. The extinction will occur on the date they leave the job permanently, that is, in cases where there is a garden leave contract (period of absence prior to the formal termination of the employment or statutory relationship), they will be extinguished at the beginning of such contract. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the non-termination of these shares.

Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco conglomerate who resign or are dismissed from position will have their options expired automatically. Management members' stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco conglomerate or if they take up another statutory position in the Itaú Unibanco conglomerate.

Additionally, subject to criteria established in the internal charter, the Personnel Committee may choose not to have these options expired.

REM1: Remuneration awarded during the financial year

R$ million (except for number of employees, which is unit)		12/31/2023 Senior management	12/31/2023 Other material risk-takers
Fixed remuneration	Number of employees	194	12
	Total fixed remuneration (3 + 4 + 5)	**253**	**27**
	Of which: cash-based	253	16
	Of which: shares or other share-linked instruments	-	-
	Of which: other forms	-	11
Variable remuneration	Number of employees	194	12
	Total variable remuneration (8 + 10 + 12)	**1,500**	**41**
	Of which: cash-based	420	9
	Of which: deferred	-	-
	Of which: shares or other share-linked instruments	1,080	32
	Of which: deferred	1,080	32
	Of which: other forms	-	-
	Of which: deferred	-	-
Total remuneration (2 + 7)		**1,753**	**68**

REM2: Special payments

The sample related to special payments is insufficient to guarantee the confidentiality and, therefore, values have been omitted, under BACEN Resolution 54, art 3.

REM3: Deferred remuneration

R$ million — 12/31/2023

Deferred and retained remuneration	Total amount of outstanding deferred remuneration	Of which: Total amount of outstanding deferred and retained remuneration exposed to ex post explicit and/or implicit adjustment	Total amount of amendment during the year due to ex post explicit adjustment	Total amount of amendment during the year due to ex post implicit adjustment	Total amount of deferred remuneration paid out in the financial year
Senior management	2,824	2,824	-	33	588
Cash	-	-	-	-	-
Shares	2,824	2,824	-	33	588
Share-linked instruments	-	-	-	-	-
Other	-	-	-	-	-
Other material risk-takers	**85**	**85**	**-**	**21**	**33**
Cash	-	-	-	-	-
Shares	85	85	-	21	33
Share-linked instruments	-	-	-	-	-
Other	-	-	-	-	-
Total	**2,909**	**2,909**	**-**	**54**	**621**

Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters.

- Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution's expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
- Market Risk;
- Credit Risk;
- Operational risk;
- Liquidity risk.

In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums.

The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Social, Environmental and Climatic Risks

They are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by the ITAÚ UNIBANCO HOLDING.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (SAC Risks Policy) establishes the guidelines and underlying principles for social, environmental and climatic risks management, addressing the most significant risks for the Institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles ind. and Retail Clothing, Paper & Pulp, Chemicals &

Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. ITAÚ UNIBANCO HOLDING also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of activities of the business and credit areas that serves the business. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evoluution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines are: energy, transport, materials and construction, agriculture, food and forestry products.

Model Risk

The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model.

The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others.

Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has been improving its governance in relation to its development, implantation, use and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks with each new methodology.

The performance of the areas responsible for models is evaluated by the Operational Risk and Internal Audit teams to ensure adherence to such policies. The opportunities for improvement found during these assessments are duly addressed with action plans, which are followed up by the 3 lines of defense and by senior management until their conclusion.

Regulatory or Compliance Risk

Regulatory or Compliance risk is the risk of sanctions, financial losses or reputational damage arising from the lack of compliance with legal and regulatory provisions, local and international market standards, internal policies, commitments with regulators, voluntary commitments, in addition to self-regulation codes and codes of conduct adhered by Itaú Unibanco.

This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements and other commitments mentioned above.

This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies.

Reputational Risk

Itaú Unibanco understands reputational risk as the risk arising from internal practices and/or external factors that may generate a negative perception of Itaú Unibanco by customers, employees, shareholders, investors, regulatory bodies, government, suppliers, the press and the society in general. It can impact the bank's reputation, the value of its brand and/or result in financial losses. Besides, this can affect the maintenance of existing business relationships, access to sources of fundraising, the attraction of new business and talent to compose the company's staff or even the license to operate.

The institution believes that its reputation is extremely important for achieving its long-term goals, which is why it seeks the alignment of the speech, the action and the ethical and transparent practice, essential to raise the confidence of Itaú Unibanco's stakeholders. Itaú Unibanco's reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco's governance is structured in a way to ensure that potential risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products, including the use of new technologies.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations, including BACEN Circular 3,978/20 among others, and cooperation with police and judicial authorities. It also seeks a continuously alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training eligible employees.

In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars:

- Policies and Procedures;
- Client Identification Process;
- Know Your Customer (KYC) Process;

- Know Your Partner (KYP) Process;
- Know Your Supplier (KYS) Process;
- Know Your Employee (KYE) Process;
- Assessment of New Products and Services;
- Compliance with Sanctions;
- Monitoring, Selection and Analysis of Suspicious Operations or Situations;
- Reporting Suspicious Transactions to the Regulatory Bodies; and
- Training.

This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee, Risk and Capital Management Commitee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy for Prevention and Fight Against Illegal Acts.

In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities.

Cyber Risk

Itaú Unibanco is committed to protecting corporate information and guaranteeing the privacy of clients and the general public in any operations. To this end, we have adopted rigid control processes, aimed at detecting, preventing, monitoring and immediate response to attacks and attempted intrusions into our infrastructure, guaranteeing security risk management and building a robust foundation for an increasingly digital future and adhering to the regulators and external audits, as well as best practices and market certifications.

Moreover, we have the perimeter protection strategy, a concept that considers that information must be protected wherever it is: within the bank's infrastructure, in a cloud service in a service provider or in an international unit, also taking into account the entire life cycle of the information, from the moment it is processing, transmission, storage, analysis and destruction.

The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor-relations section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy on Information Security and Cyber Security.

Country Risk

The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country.

Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits.

Business and Strategy Risk

Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the Risk Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Contagion Risk

Contagion Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract.

Itaú Unibanco has a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of contagion risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of contagion risk, (iv) the assessment of impact on capital and liquidity and (v) reports.

It is part of the scope of contagion risk governance: Related Party audiences, mainly composed of controllers (individuals and legal entities), entities related to them and controlled and related entities (as defined in Res. 4,693/18), foundations, investments in non-consolidated entities, suppliers of critical products and services, assigness, buyers and sellers of relevant assets, third parties with products distributed by Itaú Unibanco and third parties to whom Itaú Unibanco distributes products, besides all the analysis of the international Units.

Emerging Risks

They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as Geopolitical and Macroeconomic risk and Climate Change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

Operational Risk

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution.

Itaú Unibanco internally classifies its risk events in:

- Internal frauds;

- External frauds;
- Labor claims and deficient security in the workplace;
- Inadequate practices related to end users, clients, products and services;
- Damages to own physical assets or assets in use by Itaú Unibanco;
- Interruption of Itaú Unibanco's activities;
- Situations that result in the interruption of the institution's activities or the discontinuation of services provided, including payments;
- Failures in information technology (IT) systems, processes or infrastructure;
- Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco, including those related to payment arrangements.

Operational risk management includes conduct vision, which is subject to mitigating procedures to assess product design and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the Compliance and Operational Risk departments, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance and Money Laundering Prevention Areas. Among the methodologies and tools used are the self-evaluation and the map of the institution's prioritized risks, the approval of processes, products, the monitoring of key risk indicators and the database of operational losses, guaranteeing a single conceptual basis for managing risks.

Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives.

In line with CMN Resolution 4,557, the document "Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance", summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports.

Crisis Management and Business Continuity

Itaú Unibanco's Business Continuity Program's purpose is to protect its employees, ensure the continuity of the critical functions of its business lines and sustain both the stability of the markets in which it operates and the confidence of its customers and strategic partners in its provision of services and products.

It establishes the Business Continuity Plan (PCN), which consists of modular procedures that are available for use in the event of incidents. Bellow are the descriptions/characteristics of the existing plans:

- Disaster Recovery Plan (PRD): resilience strategies that, after technological failures or interruption of the main data center, resume and reestablish critical processes, activities and resources (technological infrastructure, telecommunications, systems, applications and data);

- Workplace Contingency Plan (PCLT): strategies defined so that critical processes and critical products/services continue in operation at an alternative workplace in case the main site becomes inoperable or inaccessible;

- Operational Contingency Plan (PCO): alternatives for the execution of critical processes, whether they are systemic, procedural, or emergency response alternatives.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution:

- Business Impact Analysis (BIA): identifies and assesses the impact on the organization's business, when faced with situations of interruptions in its processes, motivated by failures caused by human, natural, climatic, environmental, social and/or technological risks. The analysis is used to prioritize the recovery of the organization's critical processes and services and to guide business continuity and crisis management strategies;

- Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco's buildings.

Considering the dependence that some processes have on third-party services, the Business Continuity Program conducts an assessment of the risk of unavailability of services provided with a view to resilience to threats of interruption.

Additionally, the institution has a Crisis Management Program implemented on a corporate basis, which aims to manage, with timely and integrated responses, the events of business interruption, natural disasters, environmental, social, infrastructure/operational impacts (including information technology) or any other nature that threaten the image, reputation and/or viability of its processes before its customers, employees, regulators, investors and society.

The Program establishes a frequent flow of acculturation with the company's senior management, as well as a constant analysis of high-impact scenarios and events to establish response plans in line with current threats.

To assess efficiency and identify points for improvement in crisis response plans, tests are carried out at least once a year.

To evaluate the efficiency and identify points for improvement in contingency actions and crisis response plans, tests are carried out, the frequency of which varies according to the plan (at least once a year).

The Business Continuity and Crisis Management Programs are composed of regulatory procedures that define the roles and responsibilities of the teams involved in the programs.

Independent Validation of Risk Models

Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent.

The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 303, 3,646 and 3,674, 3.876 and Resolutions 2,682, 4,277 and 4,557. The validation stages include:

- Verification of mathematical and theoretical development of the models;

- Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical;

- When applicable, comparison with alternative models and international benchmarks;
- Historical Backtesting of the model;
- Assessment of the adequacy of the implementation of the models in the systems used.

Additionally, the validation area assesses the stress testing program.

The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion.

Glossary of Acronyms

A

- ASF – Available Stable Funding
- AT1 – Additional Tier 1 Capital
- AVA – *Avaliação de Vulnerabilidade e Ameaças* (Threats and Vulnerabilities Analysis)

B

- BACEN - *Banco Central do Brasil* (Central Bank of Brazil)
- BCB - *Banco Central do Brasil* (Central Bank of Brazil)
- BCP – Business Continuity Plan
- BCBS - Basel Committee on Banking Supervision
- BIA – Business Impact Analysis
- BIS – Bank for International Settlements

C

- CCF – Credit Conversion Factor
- CCP – Non-Qualified Central Counterparty
- CCR – Counterparty Credit Risk
- CDP – Carbon Disclosure Project
- CEM - Current Exposure Method
- CEO - Chief Executive Officer
- CET 1 - Common Equity Tier I
- CGRC - *Comitê de Gestão de Risco e Capital* (Risk and Capital Management Committee)
- CMN - *Conselho Monetário Nacional* (National Monetary Council)
- Comef - *Comitê de Estabilidade Financeira* (Financial Stability Committee)
- CRI – Real State Receivables Certificate
- CRM – Credit Risk Mitigation
- CRO – Chief Risk Officer

- CTAM – *Comissão Técnica de Avaliação de Modelos* (Technical Model Assessment Commission)
- CVA - Credit Valuation Adjustment
- CVM - *Comissão de Valores Mobiliários* (Brazilian Securities and Exchange Commission)

D

- DLP - Long- Term Liquidity Statement
- DRL - Liquidity Risk Statement
- D-SIB - Domestic Systemically Important Banks
- DV - Delta Variation

E

- EAD – Exposure at Default
- ECL – Expected Credit Losses
- EMD – *Entidades Multilaterais de Desenvolvimento* (Multilateral Development Entities)
- EP – Equator Principles
- EVE – Economic Value of Equity

F

- FCC - Credit Conversion Credit
- FEBRABAN - Brazilian Federation of Banks
- FIDC - Credit Rights Investment Funds
- FPR - Fator de Ponderação de Risco (Weighting Factor)

G

- GAP – Gap Analysis
- GDP – Gross Domestic Product
- GHG – Greenhouse Gas Protocol
- Greeks – Sensitivities to Various Risk Factors
- G-SIB – Global Systemically Important Banks

H

- HE – Haircut of Execution

- HQLA – High Quality Liquid Assets
- HV – Volatility Haircut

I

- ICAAP – Internal Capital Adequacy Assessment Process
- IMA – Internal Models Approach
- IPV – Independent Price Verification
- IRB - Internal Ratings-Based
- IRRBB – Interest Rate Risk in the Banking Book
- IT – Information Technology

K

- KYC – Know your Customer
- KYP – Know your Partner
- KYS – Know your Supplier
- KYE – Know your Employee

L

- LCR – Liquidity Coverage Ratio
- LMM – *Limite de Mitigação Máxima* (Maximum Mitigation Limit)

M

- MtM – Mark to Market

N

- NII – Net Interest Income
- NSFR – Net Stable Funding Ratio

O

- OTC – Over-the-Counter

P

- PCN – *Plano de Continuidade de Negócios* (Business Continuity Plan)
- PCLT – *Plano de Contingência de Local de Trabalho* (Workplace Contingency Plan)
- PCO – *Plano de Contingência Operacional* (Operational Contingency Plan)
- PCR – Potential Credit Risk
- PR – *Patrimônio de Referência* (Total Capital)
- PRD – *Plano de Recuperação de Desastres* (Disaster Recovery Plan)
- PRI – Principles for Responsible Investments
- PVA - Prudent Valuation Adjustments

Q

- QCCP – Qualified Central Counterparties

R

- RA – Leverage Ratio
- RAS – Risk Appetite Statement
- RSF – Required Stable Funding
- RWA - Risk Weighted Assets
- RWA_{CIRB} - Portion relating to exposures to credit risk, using internal approach
- RWA_{CPAD} - Portion relating to exposures to credit risk
- RWA_{CPrNB} - amount of risk-weighted assets corresponding to credit risk exposures to the non-banking private sector, calculated for jurisdictions whose ACCPi is different from zero
- RWA_{MINT} - Portion relating to exposures to market risk, using internal approach
- RWA_{MPAD} - Portion relating to exposures to market risk, calculated using standard approach
- RWA_{OPAD} - Portion relating to the calculation of operational risk capital requirements

S

- SA – Joint-Stock Company
- SAC – *Social, Ambiental e Climático* (Social, Environmental and Climatic)

- SA-CCR – Standardised Approach to Counterparty Credit Risk
- SFN – *Sistema Financeiro Nacional*(National Financial System)
- SFT – Securities Financing Transactions

T

- TCFD – Task Force on Climate-Related Financial Disclosures
- TLAC – Total Loss-Absorbing Capacity
- TVM – *Títulos de valores mobiliários*(Securities)

V

- VaR – Value at Risk

Glossary of Regulations

- BACEN Circular No. 3,644, of March 4th, 2013
- BACEN Circular No. 3,646, of March 04th, 2013
- BACEN Circular No. 3,674, of October 31st, 2013
- BACEN Circular No. 3,748, of February 26th, 2015
- BACEN Circular No. 3,749, of March 05th, 2015
- BACEN Circular No. 3,751 of March 19th, 2015
- BACEN Circular No. 3,769, of October 29th, 2015
- BACEN Circular No. 3,809, of August 25th, 2016
- BACEN Circular No. 3,846, of September 13th, 2017
- BACEN Circular No. 3,869, of December 19th, 2017
- BACEN Circular Letter No. 3,907 of September 10th, 2018
- BACEN Circular Letter No. 3,876 of January 31st, 2018
- BACEN Circular Letter No. 3,082 of January 30th, 2012
- BACEN Circular Letter No. 3,978 of January 23rd, 2020
- BACEN Communication No. 40,936 of November 22nd, 2023
- BACEN Normative Instruction No. 425 of November 29nd, 2023
- BCB Resolution No. 54, of December 16th, 2020
- BCB Resolution No. 111, of July 6th, 2021
- BCB Resolution No. 229, of May 12th, 2022
- CMN Resolution No. 2,682, of December 22nd, 1999
- CMN Resolution No. 4,955, of October 21st, 2021
- CMN Resolution No. 4,958, of October 21st, 2021
- CMN Resolution No. 4,327, of April 25th, 2014
- CMN Resolution No. 4,502, of June 30th, 2016

- CMN Resolution No. 4,557, of February 23rd, 2017
- CMN Resolution No. 4,589, of June 29th, 2017
- CMN Resolution No. 4,693, of October 29th, 2018